2023

Annual Report

Magna International Inc.



Forward. For all.

Net-Zero emissions by 2050

$42.8B in sales

28 countries

World's **4th** largest automotive parts supplier

342 manufacturing facilities

179,000+ team members

100% renewable electricity globally by 2030

Strategy in Motion: Continued Growth Over Market and Improved Earnings

I am pleased to present Magna's 2023 annual report, highlighting our achievements, challenges, and future opportunities. As I reflect on the past year, it is evident that Magna has continued to thrive and adapt in a rapidly changing automotive industry.

The goal of delivering a sustainable, safer, and more accessible future for all who share the road steers our business decisions as we continue to create value for our stakeholders.

We are building momentum by further innovating, delivering operational excellence, and solving challenges for the industry in key megatrend areas of electrification and active safety. We are optimistic about the future as we continue to invest for growth and navigate one of the most complex industries, establishing leadership in high-tech product categories that will be fundamental to future vehicles.

A hallmark of Magna continues to be a strong financial foundation, including a solid balance sheet and our disciplined capital allocation strategy has remained consistent. In 2023, we remained focused on identifying product gaps and growth opportunities, while we continued to shift our portfolio through both M&A and internal investments. Looking ahead, we expect capital spending as a percent of sales to decline, as planned, and our cash generation profile to significantly improve from 2023 levels.

Go-Forward Strategy

We continue to execute our Go-Forward strategy, which gives us confidence in our outlook for growth and margin expansion. This strategy includes accelerating the deployment of capital towards high-growth areas, driving operational excellence, and unlocking new business models and markets.

Portfolio and Capabilities

Our ecosystem of interconnected products and complete vehicle expertise enables us to deliver unique system solutions and position ourselves at the forefront of the industry's shift towards software-defined vehicles. We believe this integrated systems approach aligns with how OEMs will design, source, and manufacture in the future. Most importantly, this approach gives us a competitive advantage and enables us to generate strong returns and grow in this rapidly evolving landscape.

In addition, our ability to continue to outgrow vehicle production and win significant new business confirms the strength of our portfolio and our capabilities.

We continue to take a selective, measured, and thoughtful approach to the programs in which we invest, to help mitigate volume risk.

Following the acquisition of Veoneer Active Safety, our active safety business is well on its way to becoming an industry leader with a comprehensive portfolio, leading



Swamy Kotagiri
Chief Executive Officer

market positions and a global presence, with more than 2,600 systems and software engineers.

Operational Excellence

We are among the industry leaders in annual product launches and shipped roughly two billion components and systems from our facilities in 2023.

To help mitigate short- and mid-term macroeconomic pressures, we implemented various actions, including consolidation, restructuring, and cost containment activities across the company. We also engaged in ongoing commercial negotiations with customers to recover costs, transitioned to various pricing models based on industry benchmarks, and addressed pricing challenges.

These actions have already yielded benefits, helping offset 2023 headwinds and contributed to solid earnings growth. Simultaneously, we are intensifying efforts in core areas of our business and adopting advanced technologies to enhance long-term productivity. These efforts encompass automation, smart manufacturing activities, and enterprise-wide global purchasing initiatives.

New Mobility

With a methodical approach focused on leveraging our core expertise, Magna is poised to take advantage of near- and long-term opportunities beyond the traditional supply and manufacture of vehicles. We are focused on creating value by participating in new business models within specific market segments. These include autonomous mobile robots (AMR), which can be leveraged in manufacturing and last-mile delivery applications, which is expected to grow to about four times what the market is today.

Optimistic about 2024

With the plans we are executing, we believe we are poised to continue to outgrow the market, expand margins over time, generate strong returns on our investments and further shift our portfolio toward the Car of the Future.

We are well-positioned for the tremendous opportunities in the coming years as the industry transforms. I am confident that Magna will generate sustainable value in the long run, as we lead in the evolving mobility landscape.

I thank all of our stakeholders for their continued support of our vision and mission.

Sincerely,



Swamy Kotagiri
Chief Executive Officer



Our Vision for the Car of the Future

The mobility landscape is transforming, driven by new technology and changing consumer preferences. As a dedicated leader, Magna spearheads innovations that resonate across the automotive industry, positioning us for the Car of the Future. This software- and systems-defined vehicle will be equipped with active safety features and connected capabilities, while embracing advancements in electrification. It will be embedded with Magna innovations designed to enhance safety, intelligence, and sustainability.

Our full systems approach and deep product expertise allows us to understand the complete picture and deliver solutions that respond to evolving market opportunities. We continually make advancements in our areas of expertise, from enhancing driver assistance systems to pioneering new eco innovations.

At Magna, every step we take is guided by a broader purpose: to advance mobility for everyone and everything. We are driven by the vision of creating a future where mobility is accessible, sustainable, and inclusive. By aligning our expertise with this purpose, we contribute to shaping a better automotive industry and a more connected world.

All-Encompassing Magna Technologies

Eco Innovation means technologies for the future – from aerodynamics and powertrain to software, manufacturing processes and nearly everything in between.

These innovations solve complex problems and help our customers fulfill their vision. They also have a significant impact on sustainability and efficiency throughout the value chain and product life cycle.

Flexing Our eDrive Muscle

Magna's comprehensive hybrid and electric powertrain portfolio is taking vehicle electrification to the next level of efficiency and range. Our next generation 800V eDrive solution sets new standards in efficiency, power-to-weight ratio, and torque density. The system will minimize our reliance on aluminum and heavy rare earth materials, and lower CO_2 emissions during production by about 20%.

Expanding Presence in the Value Chain

The LG Magna e-Powertrain joint venture is a key contributor to our expanded presence in the EV value chain. With production of motors, inverters, and on-board chargers at a new facility in Mexico and an additional facility under development in Hungary, we are well positioned to keep pace as global EV production continues to increase.

Building on Market-Leading Camera Expertise

Our Gen5 front camera module system is a one-box system that delivers road safety through long-range and side object detection. With production already underway, the high-resolution camera's microcontroller is scalable for sensor fusion with up to five radars and offers leading active safety solutions.

Strengthening EV Safety and Structure

We are leveraging our foundational structures expertise and contributing to the overall structural and safety aspects of an EV through our battery enclosures, offering customers a competitive advantage in the development of these complex assemblies featuring a range of state-of-the-art joining and sealing techniques. This is one of Magna's fastest growing businesses.





Sustainability:
Significant Steps Forward

At Magna, we are not only building a strong, sustainable business, but one that makes a positive impact on the planet for current and future generations. We are committed to minimizing the environmental impact of our activities – partnering with our customers and communities, as well as operating efficient manufacturing processes and recycling programs.

2023 Highlights:

- Announced our most ambitious environmental commitment to date: to achieve net-zero emissions by 2050, an important step in fighting climate change. This latest effort is part of the Science-Based Targets Initiative, the benchmark for decarbonization targets in line with the Paris Climate Agreement.

- Targeted a 20% reduction in corporate energy intensity in all manufacturing facilities by 2027. We are already halfway towards our 2027 target, having achieved a 10% reduction over the last 12 months.

- Pledged to transition to 100% renewable electricity use in our European operations by 2025 and globally by 2030.

- Targeted a 90% reduction in scopes 1, 2 and 3 by 2050, with near-term commitments to reduce approximately 42% in scopes 1 and 2, and 25% in scope 3 by 2030.

- Dedicated to addressing not only the emissions we produce within our own facilities but also those of our entire supply chain. We are working with our customers and partners, along side more than 10,000 supplier companies, to conserve our natural resources.

MAGNA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

December 31, 2023

Unless otherwise noted, all amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ["MD&A"] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023 included in our 2023 Annual Report to Shareholders.

This MD&A may contain statements that are forward looking. Refer to the "Forward-Looking Statements" section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at February 22, 2024.

HIGHLIGHTS

INDUSTRY PRODUCTION ENVIRONMENT

- Global light vehicle production increased 8% in 2023, including increases of 9%, 11%, and 8% in North America, Europe, and China, respectively.
- North American light vehicle production was negatively impacted by the UAW labour strikes at certain customers during the third and fourth quarters of 2023.

SALES & EARNINGS

- Total sales increased 13% to a record $42.8 billion, primarily reflecting higher global vehicle production, the launch of new programs, and the acquisition of Veoneer Active Safety ["Veoneer AS"], partially offset by the negative impact of lost vehicle production as a result of the UAW labour strikes at certain customers during the third and fourth quarters of 2023.
- Diluted earnings per share were $4.23 and adjusted diluted earnings per share[1] were $5.49 in 2023. Adjusted diluted earnings per share increased $1.25 compared to 2022 primarily reflecting earnings on higher sales, including higher margins due to the impact of operational excellence and cost initiatives, and productivity and efficiency improvements. These factors were partially offset by higher launch, engineering, and other costs associated with new assembly business, the negative impact of the UAW labour strikes, the net unfavourable impact of commercial items, lower amortization of the initial value of public company securities, higher launch costs associated with new manufacturing business, and the impact of acquisitions, net of divestitures.

CASH & INVESTMENTS

- Cash generated from operating activities was $3.1 billion, compared to $2.1 billion in 2022, largely reflecting an increase in net income and generation of cash from operating assets and liabilities in 2023 compared to an investment in operating assets and liabilities in 2022.
- We continued to invest in our business, including:
  - $2.5 billion for fixed assets;
  - $562 million in investment and other asset spending; and
  - $1.5 billion for acquisitions and business combinations, and public and private equity investments, including the acquisition of Veoneer AS.
- We paid dividends of $522 million in 2023.
- Our Board of Directors increased our quarterly dividend to $0.475 per share, our 14th consecutive year of dividend increases.
- We raised $2 billion in debt, comprised of Senior Notes and $400 million in a delayed-draw Term Loan, to fund the acquisition of Veoneer AS, invest in megatrend areas, and refinance €550 million in Senior Notes that came due in 2023.

STRATEGIC UPDATES

- Active Safety – we further advanced our position in Active Safety, including:
  - Completing the acquisition of Veoneer AS, broadening our active safety portfolio with complementary products, customers, geographies, engineering and software resources;
  - Launching our innovative, Gen5 front camera module system on a high-volume program for a European-based global OEM, and winning further front camera module volume on the program for an additional region.
- Electrification – we continued to strengthen our business in electrification, including through:
  - Winning two additional integrated e-drive programs for global OEMs, one based in North America and one in Europe;
  - Launching primary and secondary e-drives on a battery electric vehicle program for a new customer;
  - Launching a first-to-market modular eDecoupling unit to support multiple battery electric vehicle programs for a German premium OEM;
  - Winning significant new awards for battery enclosures on multiple OEM programs.
- Sustainability – we committed to sustainability and environmental stewardship by submitting net-zero emission targets for validation by the Science Based Targets initiative, with a goal to achieve this target by 2050, and meet our near-term Scope 1, 2 and 3 targets by 2030.

OVERVIEW

OUR BUSINESS[2]

Magna is more than one of the world's largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of over 179,000[3] employees across 342 manufacturing operations and 104 product development, engineering and sales centres spanning 28 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape. For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

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(1) Adjusted diluted earnings per share is a Non-GAAP financial measure. Refer to the section "Use of Non-GAAP Measures".

(2) Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

(3) Number of employees includes over 166,000 employees at our wholly owned or controlled entities and over 13,000 employees at operations accounted for under the equity method.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements in this document include, but are not limited to, statements relating to achievement of our near term emissions reductions target and 2050 net zero target.

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including the risk factors which are described later in this MD&A.

INDUSTRY TRENDS

Our operating results are primarily dependent on the levels of North American, European, and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer ["OEM"], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

Ordinarily, OEM production volumes are aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing, and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: vehicle affordability; interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; government subsidies to consumers for the purchase of low- and zero-emission vehicles; and other factors.

While the foregoing economic, political, and other factors are part of the general context in which the global automotive industry operates, there were a number of significant industry trends that impacted us during 2023, including:

- elevated inflation in all markets in which we operate;
- price increases and surcharges from sub-suppliers impacted by inflationary pressures;
- targeted labour strikes by UAW members against certain Ford, General Motors and Stellantis facilities in the U.S.;
- supply chain disruptions, including continued impact from the global shortage of semiconductor chips that has materially affected global automotive production volumes since 2020; and
- operational inefficiencies as a result of our production lines being stopped/restarted unexpectedly.

We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry, including with respect to trends related to vehicle electrification and advanced driver assistance systems, as well as future mobility business models. Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties which are discussed later in this MD&A.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America ["U.S. GAAP"], this report includes the use of Adjusted earnings before interest and taxes ["Adjusted EBIT"], Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, and Adjusted Return on Invested Capital [collectively, the "Non-GAAP Measures"]. We believe these Non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the "Non-GAAP Financial Measures Reconciliation" section of this MD&A.

During 2023, we revised our calculations of Adjusted EBIT, Adjusted diluted earnings per share and Adjusted Return on Invested Capital to exclude the amortization of acquired intangible assets. The historical presentation of these Non-GAAP measures within this MD&A has also been updated to reflect the revised calculations. Refer to the "Non-GAAP Financial Measures Reconciliation" section of this MD&A for further information.

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	2023	2022	Change
1 Canadian dollar equals U.S. dollars	0.742	0.769	−4%
1 euro equals U.S. dollars	1.082	1.053	+3%
1 Chinese renminbi equals U.S. dollars	0.141	0.149	−5%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation's functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes *(thousands of units)*

	2023	2022	Change
North America	15,589	14,280	+9%
Europe	17,481	15,802	+11%
China	28,581	26,363	+8%
Other	27,577	26,107	+6%
Global	89,228	82,552	+8%

Global light vehicle production increased 8% in 2023, largely reflecting the rebalancing of supply chains in 2023 compared to the significant industry production disruptions during 2022 caused by global semiconductor chip shortages.

RESULTS OF OPERATIONS –
FOR THE YEAR ENDED DECEMBER 31, 2023

SALES



Sales increased 13% or $4.96 billion to $42.80 billion for 2023 compared to $37.84 billion for 2022 primarily due to:

- the launch of new programs during or subsequent to 2022;
- higher global light vehicle production;
- acquisitions, net of divestitures, subsequent to 2022, which increased sales by $814 million; and
- customer price increases to recover certain higher production input costs.

These factors were partially offset by:

- the negative impact of lost vehicle production as a result of the UAW labour strikes at certain customers during 2023, which decreased sales by approximately $325 million;
- the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $91 million; and
- net customer price concessions subsequent to 2022.

COST OF GOODS SOLD

	2023	2022	Change
Material	**$ 26,309**	$ 23,388	$ 2,921
Direct labour	**3,164**	2,791	373
Overhead	**7,712**	7,009	703
Cost of goods sold	**$ 37,185**	$ 33,188	$ 3,997

Cost of goods sold increased $4.00 billion to $37.19 billion for 2023 compared to $33.19 billion for 2022, primarily due to:

- higher material, direct labour and overhead associated with higher sales;
- acquisitions, net of divestitures, subsequent to 2022;
- higher launch, engineering and other costs associated with new assembly business;
- commercial items in 2023 and 2022, which had a net unfavourable impact on a year over year basis;
- higher pre-operating costs incurred at new facilities; and
- higher net production input costs, including for labour, partially offset by lower prices for energy, certain commodities and freight.

These factors were partially offset by:

- productivity and efficiency improvements, including lower costs at certain previously underperforming facilities;
- the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar costs of goods sold by $44 million; and
- the impact of operational excellence and cost initiatives.

DEPRECIATION

Depreciation increased $63 million to $1.44 billion for 2023 compared to $1.37 billion for 2022 primarily due to increased capital deployed at new and existing facilities to support the launch of programs, and acquisitions, net of divestitures, subsequent to 2022, partially offset by the end of production of certain programs.

AMORTIZATION OF ACQUIRED INTANGIBLE ASSETS

Amortization of acquired intangible assets increased $42 million to $88 million for 2023 compared to $46 million for 2022 primarily due to the acquisition of Veoneer AS during the second quarter of 2023.

SELLING, GENERAL AND ADMINISTRATIVE ["SG&A"]

SG&A expense increased $390 million to $2.05 billion for 2023 compared to $1.66 billion for 2022, primarily as a result of:

- higher labour and benefit costs;
- commercial items in 2023 and 2022, which had a net unfavourable impact on a year over year basis;
- acquisitions, net of divestitures, subsequent to 2022;
- higher incentive compensation;
- higher investments in research, development and new mobility;
- higher restructuring costs;
- higher costs to accelerate our operational excellence initiatives; and
- higher pre-operating costs incurred at new facilities.

These factors were partially offset by lower provisions against certain accounts receivable and other balances.

INTEREST EXPENSE, NET

During 2023, we recorded net interest expense of $156 million compared to $81 million for 2022. The $75 million increase was primarily a result of interest expense on the $1.6 billion of Senior Notes issued during the first quarter of 2023, interest expense on the Term Loan entered into during the first quarter of 2023, interest expense on higher short-term borrowings and higher interest rates. These factors were partially offset by higher interest income earned on cash and investments due to higher interest rates.

EQUITY INCOME

Equity income increased $23 million to $112 million for 2023 compared to $89 million for 2022, primarily as a result of earnings on higher sales at certain equity-accounted entities, and acquisitions subsequent to 2022, partially offset by higher launch costs, and higher production input costs, net of customer recoveries.

OTHER EXPENSE, NET

	2023	2022
Investments[1]	$ 201	$ 221
Restructuring[2]	148	22
Veoneer AS transaction costs[3]	23	–
Impairments and loss on sale of operations in Russia[4]	16	376
Loss on sale of business[5]	–	58
Impairments[6]	–	26
Other expense, net	$ 388	$ 703

(1) Investments

	2023	2022
Revaluation of public company warrants	$ 110	$ 173
Non-cash impairment charges[i]	90	–
Revaluation of public and private equity investments	1	49
Net gain on sale of public equity investments	–	(1)
Other expense, net	201	221
Tax effect	(28)	(53)
Net loss attributable to Magna	$ 173	$ 168

(i) The non-cash impairment charges relate to impairments of private equity investments and related long-term receivables within Other assets.

(2) Restructuring

During 2023, we recorded restructuring charges of $117 million [$97 million after tax] in our Power & Vision segment, and $31 million [$27 million after tax] in our Body Exteriors & Structures segment, respectively.

For the year ended December 31, 2022, we recorded restructuring charges of $22 million [$22 million after tax] in our Power & Vision segment.

(3) Veoneer AS transaction costs

During 2023, we incurred $23 million [$22 million after tax] of transaction costs relating to our acquisition of Veoneer AS. Refer to Note 7, "Business Combinations", to the consolidated financial statements included in this Report.

(4) Impairments and loss on sale of operations in Russia

During 2023, we completed the sale of all of our investments in Russia which resulted in a loss of $16 million [$16 million after tax] including a net cash outflow of $23 million.

During 2022, we recorded a $376 million [$361 million after tax] impairment charge related to our investment in Russia as a result of the expected lack of future cashflows and the uncertainties connected with the Russian economy. This included net asset impairments of $173 million and a $203 million reserve against the related foreign currency translation losses that were included in accumulated other comprehensive loss. The net asset impairments consisted of $163 million and $10 million in our Body Exteriors & Structures and Seating Systems segments, respectively.

(5) Loss on sale of business

During 2022, we entered into an agreement to sell a European Power & Vision operation. Under the terms of the arrangement, we were contractually obligated to provide the buyer with up to $42 million of funding, resulting in a loss of $58 million [$57 million after tax]. During the first quarter of 2023, we completed the sales of this operation which resulted in a net cash outflow of $25 million.

(6) Impairments

During 2022, we recorded impairment charges of $22 million [$21 million after tax] in our Body Exteriors & Structures segment and $4 million [$3 million after tax] in our Power & Vision segment, respectively.

INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes was $1.61 billion for 2023 compared to $878 million for 2022. The $728 million increase was a result of the following changes, each as discussed above:

	2023	2022	Change
Sales	$ 42,797	$ 37,840	$ 4,957
Costs and expenses			
Cost of goods sold	37,185	33,188	3,997
Depreciation	1,436	1,373	63
Amortization of acquired intangible assets	88	46	42
Selling, general & administrative	2,050	1,660	390
Interest expense, net	156	81	75
Equity income	(112)	(89)	(23)
Other expense, net	388	703	(315)
Income from operations before income taxes	$ 1,606	$ 878	$ 728

INCOME TAXES

	2023		2022	
Income taxes as reported	$ 320	19.9%	$ 237	27.0%
Tax effect on Other expense, net and				
Amortization of acquired intangible assets	70	(1.2)	79	(7.6)
Adjustments to Deferred Tax Valuation Allowances	47	2.3	29	1.8
	$ 437	21.0%	$ 345	21.2%

We released valuation allowances against certain deferred tax assets in South America and North America during 2023 and in Europe during 2022 ["Adjustments to Deferred Tax Valuation Allowances"].

Excluding the tax effect on Other expense, net and Amortization of acquired intangible assets, as well as the Adjustments to Deferred Tax Valuation Allowances our effective income tax rate decreased to 21.0% for 2023 compared to 21.2% for 2022 primarily due to lower losses not benefitted in Europe and higher non-taxable foreign exchange adjustments recognized for U.S. GAAP purposes. These factors were partially offset by lower favourable changes in our reserves for uncertain tax positions and a change in mix of earnings.

INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Income attributable to non-controlling interests was $73 million for 2023 compared to $49 million for 2022. This $24 million increase was primarily due to higher net income at our non-wholly owned operations in China.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. was $1.213 billion for 2023 compared to $592 million for 2022. This $621 million increase was as a result of an increase in income from operations before income taxes of $728 million partially offset by increases in income taxes and income attributable to non-controlling interests of $83 million and $24 million, respectively.

EARNINGS PER SHARE



Diluted earnings per share



Adjusted diluted earnings per share

	2023	2022	% Change
Earnings per Common Share			
Basic	**$ 4.24**	$ 2.04	+108%
Diluted	**$ 4.23**	$ 2.03	+108%
Weighted average number of Common Shares outstanding (millions)			
Basic	**286.2**	290.4	−1%
Diluted	**286.6**	291.2	−2%
Adjusted diluted earnings per share	**$ 5.49**	$ 4.24	+29%

Diluted earnings per share was $4.23 for 2023 compared to $2.03 for 2022. The $2.20 increase was substantially a result of higher net income attributable to Magna International Inc., as discussed above, and a decrease in the weighted average number of diluted shares outstanding during 2023. The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to 2022, pursuant to our normal course issuer bids.

Other expense, net, and the Amortization of acquired intangible assets, each after tax, and Adjustments to Deferred Tax Valuation Allowances negatively impacted diluted earnings per share by $1.26 in 2023 and $2.21 in 2022, respectively, as discussed. Adjusted diluted earnings per share, as reconciled in the "Non-GAAP Financial Measures Reconciliation" section, was $5.49 for 2023 compared to $4.24 for 2022, an increase of $1.25.

NON-GAAP PERFORMANCE MEASURES –
FOR THE YEAR ENDED DECEMBER 31, 2023

ADJUSTED EBIT AS A PERCENTAGE OF SALES



Adjusted EBIT as a percentage of sales

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes have on Magna's Adjusted EBIT as a percentage of sales for 2023 compared to 2022:

	Sales	Adjusted EBIT	Adjusted EBIT as a percentage of sales
2022	$ 37,840	$ 1,708	4.5%
Increase (decrease) related to:			
Body Exteriors & Structures	1,507	452	+0.9%
Power & Vision	2,444	166	+0.1%
Seating Systems	778	114	+0.2%
Complete Vehicles	317	(111)	−0.3%
Corporate and Other	(89)	(91)	−0.2%
2023	**$ 42,797**	**$ 2,238**	**5.2%**

Adjusted EBIT as a percentage of sales increased to 5.2% for 2023 compared to 4.5% for 2022 primarily due to:

- earnings on higher sales including higher margins as a result of the impact of operational excellence and cost initiatives;
- productivity and efficiency improvements, including lower costs at certain previously underperforming facilities; and
- lower provisions against certain accounts receivable and other balances.

These factors were partially offset by:

- higher launch, engineering and other costs associated with new assembly business;
- acquisitions, net of divestitures, subsequent to 2022;
- commercial items in 2023 and 2022, which had a net unfavourable impact on a year over year basis;
- the negative impact of the UAW labour strikes during the third and fourth quarters of 2023;
- higher launch costs associated with new manufacturing business;
- lower amortization of the initial value of public company securities;
- higher pre-operating costs incurred at new facilities;
- lower scrap steel and aluminum recoveries; and
- higher investments in research, development and new mobility.

ADJUSTED RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital



Adjusted Return on Invested Capital increased to 10.0% for 2023 compared to 8.5% for 2022 as a result of an increase in Adjusted After-tax operating profits partially offset by higher Average Invested Capital.

Average Invested Capital increased $1.85 billion to $17.77 billion for 2023 compared to $15.92 billion for 2022, primarily due to:

- the acquisition of Veoneer AS during 2023;
- average investment in fixed assets in excess of our average depreciation expense on fixed assets; and
- an increase in average operating assets and liabilities.

These factors were partially offset by:

- the impairment of our Russian assets recorded during 2022;
- lower net investments in public and private equity companies and public company warrants; and
- the net weakening of foreign currencies against the U.S. dollar.

SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. We also have electronic and software capabilities across many of these areas.

Our reporting segments are: Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles.

	Sales			Adjusted EBIT		
	2023	2022	Change	**2023**	2022	Change
Body Exteriors & Structures	**$ 17,511**	$ 16,004	$ 1,507	**$ 1,304**	$ 852	$ 452
Power & Vision	**14,305**	11,861	2,444	**668**	502	166
Seating Systems	**6,047**	5,269	778	**218**	104	114
Complete Vehicles	**5,538**	5,221	317	**124**	235	(111)
Corporate and Other	**(604)**	(515)	(89)	**(76)**	15	(91)
Total reportable segments	**$ 42,797**	$ 37,840	$ 4,957	**$ 2,238**	$ 1,708	$ 530

BODY EXTERIORS & STRUCTURES

	2023	2022	Change	
Sales	**$ 17,511**	$ 16,004	$ 1,507	+9%
Adjusted EBIT	**$ 1,304**	$ 852	$ 452	+53%
Adjusted EBIT as a percentage of sales	**7.4%**	5.3%		+2.1%



Sales

Sales – Body Exteriors & Structures

Sales increased 9% or $1.51 billion to $17.51 billion for 2023 compared to $16.00 billion for 2022, primarily due to:

- the launch of programs during or subsequent to 2022, including the:
  - Honda CR-V;
  - Ford F-Series Super Duty;
  - BMW X1; and
  - Rivian R1S & R1T;
- higher global light vehicle production; and
- customer price increases to recover certain higher production input costs.

These factors were partially offset by:

- the negative impact of lost vehicle production as a result of the UAW labour strikes at certain customers during 2023, which decreased sales by approximately $200 million;
- the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $99 million;
- lower sales as a result of the substantial idling of our Russian facilities; and
- net customer price concessions subsequent to 2022.

Adjusted EBIT	Adjusted EBIT as a percentage of sales
	

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT increased $452 million to $1,304 million for 2023 compared to $852 million for 2022 and Adjusted EBIT as a percentage of sales increased to 7.4% from 5.3%. These increases were primarily due to:

- earnings on higher sales including higher margins due to the impact of operational excellence and cost initiatives;
- productivity and efficiency improvements, including lower costs at certain previously underperforming facilities;
- commercial items in 2023 and 2022, which had a net favourable impact on a year over year basis; and
- lower provisions against certain accounts receivable and other balances.

These factors were partially offset by:

- the negative impact of the UAW labour strikes during the third and fourth quarters of 2023;
- higher restructuring costs;
- higher launch costs;
- higher pre-operating costs incurred at new facilities;
- lower scrap steel and aluminum recoveries; and
- the net weakening of foreign currencies against the U.S. dollar, which had a $19 million unfavourable impact on reported U.S. dollar Adjusted EBIT.

POWER & VISION

	2023	2022	Change	
Sales	**$ 14,305**	$ 11,861	$ 2,444	+21%
Adjusted EBIT	**$ 668**	$ 502	$ 166	+33%
Adjusted EBIT as a percentage of sales	**4.7%**	4.2%		+0.5%

Sales



Sales – Power & Vision

Sales increased 21% or $2.44 billion to $14.31 billion for 2023 compared to $11.86 billion for 2022, primarily due to:

- the launch of programs during or subsequent to 2022, including the:
  - BMW X1 & iX1;
  - Chery Tiggo 9;
  - Chery Arrizo 8; and
  - Fisker Ocean;
- acquisitions, net of divestitures, subsequent to 2022, which increased sales by $820 million;

- higher global light vehicle production; and
- customer price increases to recover certain higher production input costs.

These factors were partially offset by:

- the negative impact of lost vehicle production as a result of the UAW labour strikes at certain customers during 2023, which decreased sales by approximately $80 million;
- the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $47 million; and
- net customer price concessions subsequent to 2022.



Adjusted EBIT



Adjusted EBIT as a percentage of sales

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT increased $166 million to $668 million for 2023 compared to $502 million for 2022 and Adjusted EBIT as a percentage of sales increased to 4.7% from 4.2%. These increases were primarily due to:

- earnings on higher sales including higher margins due to the impact of operational excellence and cost initiatives;
- customer recoveries net of higher production input costs, including for certain commodities, energy, and freight, partially offset by higher prices for labour;
- cost savings and efficiencies realized, including as a result of restructuring actions taken;
- higher equity income; and
- lower net warranty costs of $15 million.

These factors were partially offset by:

- commercial items in 2023 and 2022, which had a net unfavourable impact on a year over year basis;
- acquisitions, net of divestitures, subsequent to 2022;
- the negative impact of the UAW labour strikes during the third and fourth quarters of 2023; and
- the net weakening of foreign currencies against the U.S. dollar, which had a $20 million unfavourable impact on reported U.S. dollar Adjusted EBIT.

SEATING SYSTEMS

	2023	2022	Change	
Sales	**$ 6,047**	$ 5,269	$ 778	+15%
Adjusted EBIT	**$ 218**	$ 104	$ 114	+110%
Adjusted EBIT as a percentage of sales	**3.6%**	2.0%		+1.6%



Sales

Sales – Seating Systems

Sales increased 15% or $778 million to $6.05 billion for 2023 compared to $5.27 billion for 2022, primarily due to:

- the launch of programs during or subsequent to 2022, including the:
  - Nissan Frontier;
  - Geely Boyue L;
  - Changan Oshan Z6; and
  - BMW XM;

- higher global light vehicle production; and
- customer price increases to recover certain higher production input costs.

These factors were partially offset by:

- the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $50 million;
- the negative impact of lost vehicle production as a result of the UAW labour strikes at certain customers during 2023, which decreased sales by approximately $45 million; and
- net customer price concessions subsequent to 2022.



Adjusted EBIT



Adjusted EBIT as a percentage of sales

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT increased $114 million to $218 million for 2023 compared to $104 million for 2022 and Adjusted EBIT as a percentage of sales increased to 3.6% from 2.0%. These increases were primarily due to:

- earnings on higher sales including higher margins due to the impact of operational excellence and cost initiatives;
- productivity and efficiency improvements, including lower costs at certain previously underperforming facilities; and
- commercial items in 2023 and 2022, which had a net favourable impact on a year over year basis.

These factors were partially offset by:

- higher production input costs net of customer recoveries, including for labour and certain commodities;
- higher launch costs;
- the negative impact of the UAW labour strikes during the third and fourth quarters of 2023;
- higher net foreign exchange losses, primarily due to the weakening of the Argentine peso against the U.S. dollar;
- lower equity income; and
- the net weakening of foreign currencies against the U.S. dollar, which had a $5 million unfavourable impact on reported U.S. dollar Adjusted EBIT.

COMPLETE VEHICLES

	2023	2022	Change	
Complete Vehicle Assembly Volumes *(thousands of units)(i)*	**105.1**	112.2	(7.1)	−6%
Sales	**$ 5,538**	$ 5,221	$ 317	+6%
Adjusted EBIT	**$ 124**	$ 235	$ (111)	−47%
Adjusted EBIT as a percentage of sales	**2.2%**	4.5%		−2.3%

(i) Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.



Sales



Complete Vehicle Volumes
(thousands of units)

Sales – Complete Vehicles

Sales increased 6% or $317 million to $5.54 billion for 2023 compared to $5.22 billion for 2022. The increase in sales was primarily due to favourable program mix and a $109 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar partially offset by lower assembly volumes, including the end of production of the BMW 5-Series.



Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT decreased $111 million to $124 million for 2023 compared to $235 million for 2022 and Adjusted EBIT as a percentage of sales decreased to 2.2% from 4.5%. These decreases were primarily due to:

• higher launch, engineering and other costs associated with new assembly business;

• commercial items in 2023 and 2022, which had a net unfavourable impact on a year over year basis; and

• lower earnings on lower assembly volumes, net of contractual fixed cost recoveries on certain programs.

These factors were partially offset by higher earnings due to favourable program mix.

CORPORATE AND OTHER

Adjusted EBIT was a loss of $76 million for 2023 compared to income of $15 million for 2022. The $91 million decrease was primarily the result of:

• lower amortization of the initial value of public company securities;

• higher incentive and stock-based compensation;

• higher investments in research, development and new mobility;

• higher labour and benefit costs; and

• higher costs to accelerate our operational excellence initiatives.

These factors were partially offset by an increase in fees received from our divisions and net transactional foreign exchange gains in 2023 compared to net transactional foreign exchange losses in 2022.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES



Cash provided from operating activities

	2023	2022	Change
Net income	$ 1,286	$ 641	
Items not involving current cash flows	1,642	1,776	
	2,928	2,417	$ 511
Changes in operating assets and liabilities	221	(322)	543
Cash provided from operating activities	$ 3,149	$ 2,095	$ 1,054

Cash provided from operating activities

Comparing 2023 to 2022, cash provided from operating activities increased $1.05 billion primarily as a result of:

- a $4.98 billion increase in cash received from customers;
- higher dividends received from equity investments of $84 million; and
- a $28 million decrease in cash taxes.

These factors were partially offset by:

- a $2.84 billion increase in cash paid for materials and overhead;
- a $1.08 billion increase in cash paid for labour; and
- a $75 million increase in cash interest paid.

Changes in operating assets and liabilities

During 2023, we generated $221 million from operating assets and liabilities primarily consisting of:

- a $637 million increase in other accrued liabilities; and
- a $501 million increase in accounts payable.

These factors were partially offset by:

- a $687 million increase in production and other receivables; and
- a $246 million increase in tooling investment for current and upcoming program launches.

INVESTING ACTIVITIES

Cash used for investing activities



	2023	2022	Change
Fixed asset additions	$ (2,500)	$ (1,681)	
Increase in investments, other assets and intangible assets	(562)	(455)	
Increase in public and private equity investments	(11)	(29)	
Fixed assets, investments, other assets and intangible assets additions	(3,073)	(2,165)	
Proceeds from dispositions	122	124	
Net cash (outflow) inflow from disposal of facilities	(48)	6	
Acquisitions	(1,504)	(3)	
Cash used for investing activities	$ (4,503)	$ (2,038)	$ (2,465)

Cash used for investing activities in 2023 was $2.47 billion higher compared to 2022. The change between 2023 and 2022 was primarily due to the acquisition of Veoneer AS and a $908 million increase in cash used for fixed assets and other assets.

During the fourth quarter of 2022, we entered into an agreement to sell a European Power & Vision operation in early 2023. During the first quarter of 2023, we completed the sale of this operation which resulted in a net cash outflow of $25 million.

In addition, during the third quarter of 2023, we completed the sale of all of our investments in Russia resulting in a net cash outflow of $23 million.

FINANCING ACTIVITIES

	2023	2022	Change
Issues of debt	$ 2,083	$ 54	
Increase in short-term borrowings	487	11	
Issue of Common Shares on exercise of stock options	20	8	
Contributions to subsidiaries by non-controlling interests	11	5	
Tax withholdings on vesting of equity awards	(11)	(15)	
Repurchase of Common Shares	(13)	(780)	
Dividends paid to non-controlling interest	(74)	(46)	
Dividends paid	(522)	(514)	
Repayments of debt	(644)	(456)	
Cash provided from (used for) financing activities	$ 1,337	$ (1,733)	$ 3,070

During the first quarter of 2023, we issued the following Senior Notes [the "Senior Notes"]:

	Issuance Date	Amount in USD at Issuance Date	Maturity Date
Cdn$350 million Senior Notes at 4.950%	March 10, 2023	$ 258 million	January 31, 2031
€550 million Senior Notes at 4.375%	March 17, 2023	$ 591 million	March 17, 2032
$300 million Senior Notes at 5.980%	March 21, 2023	$ 300 million	March 21, 2026
$500 million Senior Notes at 5.500%	March 21, 2023	$ 500 million	March 21, 2033

The total cash proceeds received from the Senior Note issuances was $1,637 million, which consisted of $1,649 million of Senior Notes less debt issuance costs of $12 million.

The Senior Notes are unsecured obligations and do not include any financial covenants. We may redeem the Senior Notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes. Refer to Note 16, "Debt" of our audited consolidated financial statements for the year ended December 31, 2023.

On March 6, 2023, we entered into a syndicated, unsecured, delayed draw term loan [the "Term Loan"] with a 3-year tranche of $800 million and 5-year tranche of $600 million. During the second quarter of 2023, we drew $100 million from the 3-year tranche and $300 million from the 5-year tranche of the Term Loan. The amounts are drawn in advances of 1,3 or 6-month loans and may be rolled over until the end of the 3- and 5-year terms. The remaining balance of the facility was subsequently cancelled.

Short-term borrowings increased $487 million in 2023 primarily due to the issuance of Commercial Paper.

Cash dividends paid per Common Share were $1.84 for 2023 compared to $1.80 for 2022.

FINANCING RESOURCES

	2023	2022	Change
Liabilities			
Short-term borrowings	$ 511	$ 8	
Long-term debt due within one year	819	654	
Current portion of operating lease liabilities	399	276	
Long-term debt	4,175	2,847	
Operating lease liabilities	1,319	1,288	
	$ 7,223	$ 5,073	$ 2,150

Financial liabilities increased $2.15 billion to $7.22 billion as at December 31, 2023 primarily as a result of the $1.64 billion issuance of Senior Notes during the first quarter of 2023, a $400 million increase in the Term Loan, and the issuance of $509 million of commercial paper in the fourth quarter of 2023. These increases were offset by a $569 million repayment of Senior Notes.

CASH RESOURCES

In 2023, our cash resources remain unchanged at $1.2 billion, primarily as a result of cash provided from operating and financing activities being offset by cash used for investing activities, as discussed above. In addition to our cash resources at December 31, 2023, we had term and operating lines of credit totaling $4.1 billion, of which $3.0 billion was unused and available.

On March 6, 2023, we entered into a Term Loan with a 3-year tranche of $800 million and a 5-year tranche of $600 million. During the second quarter of 2023, we drew $100 million from the 3-year tranche and $300 million from the 5-year tranche. The remaining balance of the facility was subsequently cancelled.

On April 27, 2023, we amended our $2.7 billion syndicated revolving credit facility, including to: (i) extend the maturity date from June 24, 2027 to June 24, 2028, and (ii) cancel the $150 million Asian tranche and allocate the equivalent amount to the Canadian tranche. As of December 31, 2023, we have had limited borrowing under this credit facility.

On May 26, 2023, we extended the maturity date of our $800 million 364-day syndicated revolving credit facility from June 24, 2023 to June 24, 2024. As of December 31, 2023, we have not borrowed any funds under this credit facility.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at February 22, 2024 were exercised:

Common Shares	286,866,376
Stock options[i]	5,572,829
	292,439,205

(i) Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2023, we had contractual obligations requiring annual payments as follows:

	2024	2025-2026	2027-2028	Thereafter	Total
Operating leases	$ 326	$ 535	$ 401	$ 779	$ 2,041
Long-term debt	819	1,101	967	2,125	5,012
Unconditional purchase obligations:					
Materials and services	5,151	576	424	45	6,196
Capital	1,011	199	63	12	1,285
Total contractual obligations	$ 7,307	$ 2,411	$ 1,855	$ 2,961	$ 14,534

Our unfunded obligation with respect to employee future benefit plans, which have been actuarially determined, was $550 million at December 31, 2023. These obligations are as follows:

	Pension Liability	Retirement Liability	Termination and Long Service Arrangements	Total
Projected benefit obligation	$ 511	$ 21	$ 445	$ 977
Less plan assets	(427)	–	–	(427)
Unfunded amount	$ 84	$ 21	$ 445	$ 550

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in U.S. dollars, Canadian dollars and Mexican pesos. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in U.S. dollars, Canadian dollars and Mexican pesos. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros. Our European operations' material, equipment and labour are paid for principally in euros and U.S. dollars.

Our Asian operations negotiate sales contracts with OEMs for payment principally in Chinese renminbi. Our Asian operations' material, equipment and labour are paid for principally in Chinese renminbi.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price or material purchases have been quoted in foreign currencies and for labour in countries where the local currency is not the divisions' functional currency. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro, Chinese renminbi or Mexican peso, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

NON-GAAP FINANCIAL MEASURES RECONCILIATION

During 2023, we revised our calculations of Adjusted EBIT, Adjusted diluted earnings per share and Adjusted Return on Invested Capital to exclude the amortization of acquired intangible assets. Revenue generated from acquired intangible assets is included within revenue in determining net income attributable to Magna. We believe that excluding the amortization of acquired intangible assets from these Non-GAAP measures helps management and investors in understanding our underlying performance and improves comparability between our segmented results of operations and our peers.

The historical presentation of these Non-GAAP measures within this MD&A has also been updated to reflect the revised calculations.

The reconciliation of Non-GAAP financial measures is as follows:

ADJUSTED EBIT

	2023	2022
Net income	$ 1,286	$ 641
Add:		
Amortization of acquired intangible assets	88	46
Interest expense, net	156	81
Other expense, net	388	703
Income taxes	320	237
Adjusted EBIT	$ 2,238	$ 1,708

ADJUSTED EBIT AS A PERCENTAGE OF SALES

	2023	2022
Sales	$ 42,797	$ 37,840
Adjusted EBIT	$ 2,238	$ 1,708
Adjusted EBIT as a percentage of sales	5.2%	4.5%

ADJUSTED DILUTED EARNINGS PER SHARE

	2023	2022
Net income attributable to Magna International Inc.	$ 1,213	$ 592
Add (deduct):		
Amortization of acquired intangible assets	88	46
Other expense, net	388	703
Tax effect on Amortization of acquired intangible assets and Other expense, net	(70)	(79)
Adjustments to Deferred Tax Valuation Allowances	(47)	(29)
Adjusted net income attributable to Magna International Inc.	$ 1,572	$ 1,233
Diluted weighted average number of Common Shares outstanding during the period (millions)	286.6	291.2
Adjusted diluted earnings per share	$ 5.49	$ 4.24

ADJUSTED RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital for the period. Average Invested Capital for the twelve month period is averaged on a five-fiscal quarter basis.

	2023	2022
Net Income	$ 1,286	$ 641
Add (deduct):		
Interest expense, net	156	81
Amortization of acquired intangible assets	88	46
Other expense, net	388	703
Tax effect on Interest expense, net, Amortization of acquired intangible assets and Other expense, net	(102)	(96)
Adjustments to Deferred Tax Valuation Allowances	(47)	(29)
Adjusted After-tax operating profits	$ 1,769	$ 1,346

	2023	2022
Total Assets	$ 32,255	$ 27,789
Excluding:		
Cash and cash equivalents	(1,198)	(1,234)
Deferred tax assets	(621)	(491)
Less Current Liabilities	(13,234)	(10,998)
Excluding:		
Short-term borrowing	511	8
Long-term debt due within one year	819	654
Current portion of operating lease liabilities	399	276
Invested Capital	$ 18,931	$ 16,004

	2023	2022
Adjusted After-tax operating profits	$ 1,769	$ 1,346
Average Invested Capital	$ 17,771	$ 15,924
Adjusted Return on Invested Capital	10.0%	8.5%

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are more fully described in Note 2, "Significant Accounting Policies", to the consolidated financial statements included in this Report. The preparation of the audited consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities, as of the date of the consolidated financial statements. These estimates and assumptions are based on our historical experience, and various other assumptions we believe to be reasonable in the circumstances. Since these estimates and assumptions are subject to an inherent degree of uncertainty, actual results in these areas may differ significantly from our estimates.

We believe the following critical accounting policies and estimates affect the more subjective or complex judgements and estimates used in the preparation of our consolidated financial statements and accompanying notes. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

BUSINESS COMBINATIONS

We allocate the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values at the date of the acquisition. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill.

Our purchase price allocation methodology contains uncertainties because it requires management to make assumptions and to apply judgement to estimate the fair value of assets acquired and liabilities assumed. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions and engages outside appraisal firms to assist in the fair value determination of identifiable intangible assets and any other significant assets or liabilities. We adjust the preliminary purchase price allocation, as necessary, up to one year after acquisition closing date as we obtain more information regarding assets acquired and liabilities assumed.

Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies. Accordingly, there can be no assurance that the estimates, assumptions, and values reflected in the valuations will be realized, and actual results could vary.

REVENUE RECOGNITION – COMPLETE VEHICLE ASSEMBLY ARRANGEMENTS

Our complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services, some of which may be implicitly contracted. Each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or as a reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost plus a margin approach and recognized as revenue.

Significant interpretation and judgment is sometimes required to determine the appropriate accounting for these contracts including: (i) combining contracts that may impact the allocation of the transaction price between products and services; (ii) determining whether performance obligations are considered distinct and are required to be accounted for separately or combined; and (iii) the allocation of the transaction price to each distinct performance obligation and determining when to recognize revenue.

IMPAIRMENT ASSESSMENTS – GOODWILL, LONG-LIVED ASSETS, AND EQUITY METHOD INVESTMENTS

We review goodwill at the reporting unit level for impairment in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Goodwill impairment is assessed by comparing the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. If a reporting unit's carrying amount exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using the estimated discounted future cash flows of the reporting unit.

In addition to our review of goodwill, we evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include the bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, significant volume decrease in, or delay in the implementation of, any significant production contract. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the carrying amount of the asset, an asset impairment may be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the carrying amount of the asset.

As of December 31, 2023, we had equity method investments of $987 million. We monitor our investments for indicators of other-than-temporary declines in value on an ongoing basis in accordance with U.S. GAAP. If we determine that an other-than-temporary decline in value has occurred, we recognize an impairment loss, which is measured as the difference between the book value and the fair value of the investment.

We believe that the impairment assessments for goodwill, long-lived assets, and equity method investments contain "critical accounting estimates" because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program pricing and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

WARRANTY

We record product warranty costs, which include product liability and recall costs. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle assembly, powertrain systems, and electronics contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company's warranty experience.

Product liability and recall provisions are established based on our best estimate of the amounts necessary to settle existing claims. These estimates typically require assumptions from management regarding: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer's administrative costs relating to the recall. In making this estimate, judgement is also required as to the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier. Where applicable, insurance recoveries related to such provisions are also recorded.

We monitor warranty activity on an ongoing basis and revise our best estimate as necessary. Due to the uncertainty and potential volatility of the factors contributing to developing estimates of the amounts necessary to settle existing claims, actual product liability costs could be materially different from our best estimate.

INCOME TAXES

The determination of our tax liabilities involves dealing with uncertainties in the application of complex tax laws. Significant judgement and estimates are required in determining our provision for income taxes, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

At December 31, 2023, we had gross unrecognized tax benefits of $220 million excluding interest and penalties, of which $188 million, if recognized, would affect our effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect our effective tax rate due primarily to the impact of the valuation allowances on deferred tax assets.

Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between financial statement carrying value of existing assets and liabilities and their respective tax bases and tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Accounting standards require that we assess whether valuation allowances should be established or maintained against our deferred income tax assets, based on consideration of all available evidence, using a "more-likely-than-not" standard. The factors used to assess the likelihood of realization are: history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets. On a quarterly basis, we evaluate the realizability of deferred tax assets by assessing our valuation allowances and by adjusting the amount of such allowances as necessary. We use tax planning strategies to realize deferred tax assets in order to avoid the potential loss of these tax benefits. Changes in our estimates, due to unforeseen events or otherwise, could have a material impact on our financial condition and results of operations. Refer to Note 12, "Income Taxes" of the notes to the consolidated financial statements for additional information.

EMPLOYEE FUTURE BENEFIT PLANS

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post-retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore impact the recognized expense in future periods. Significant changes in assumptions or significant plan amendments could materially affect our future employee benefit obligations and future expense.

At December 31, 2023, we had past service costs and actuarial experience losses of $116 million included in accumulated other comprehensive income that will be amortized to future employee benefit expense over the expected average remaining service life of employees or over the expected average life expectancy of retired employees, depending on the status of the plan.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to Note 23, "Contingencies" of our audited consolidated financial statements for the year ended December 31, 2023.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to "Item 5. Risk Factors" in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2023.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended [the "Exchange Act"]), are designed to ensure that material information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to enable them to make timely decisions regarding required disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2023, under the supervision, and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission ["SEC"]) are effective as of December 31, 2023.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with U.S. GAAP. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management used the Committee of Sponsoring Organizations of the Treadway Commission ["COSO"] Internal Control-Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting.

On June 1, 2023, we completed the acquisition of 100% of the common shares of Veoneer AS. As permitted by securities rules and regulations, we have excluded Veoneer AS from our evaluation of internal controls over financial reporting as of December 31, 2023. The excluded Veoneer AS assets constituted 4% of our total assets as of December 31, 2023, and 2% of our sales for the year then ended.

Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2023, such internal control over financial reporting is effective. The Company's internal control over financial reporting as of December 31, 2023, has been audited by Deloitte LLP, an Independent Registered Public Accounting Firm, who also audited the Company's consolidated financial statements for the year ended December 31, 2023. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting. This report precedes our audited consolidated financial statements for the year ended December 31, 2023.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

Other than the addition of Veoneer AS operations to our internal control over financial reporting, there have been no changes in our internal controls over financial reporting that occurred during 2023 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting. We are currently integrating Veoneer AS into our operations, compliance programs, and internal control process.

RISK FACTORS

Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to risks and uncertainties. The following are the more significant risks:

MACROECONOMIC, GEOPOLITICAL AND OTHER RISKS

- **Inflationary Pressures:** We continue to experience elevated inflation in all markets in which we operate, with higher commodity, energy, labour, freight, and other production input pricing expected to persist in 2024. While many of these input price increases will moderate over time, the increases in wage levels we are currently experiencing are likely to have a longer-term effect on our cost structure. Additionally, we may continue to experience price increases or surcharges from sub-suppliers in connection with the inflationary pressures they face. The inability to offset inflationary price increases, including through recoveries from our customers, modifications to our products, continuous improvement actions or otherwise, could have a material adverse effect on our profitability.

- **Interest Rates:** Increasing global inflation rates have spurred a cycle of monetary policy tightening, including through central bank increases to key short-term lending rates. The availability and cost of credit are both factors affecting consumer confidence, which is a critical driver of vehicle sales and thus automotive production. A material, sustained decrease in consumer demand for vehicles could result in further reductions to vehicle production from levels assumed in our business plan, which could have a material adverse effect on our profitability and financial condition. Higher interest rates will have an adverse effect on our borrowing costs and, if prolonged, could have an adverse effect on our profitability.

- **Geopolitical Risks:** The occurrence of geopolitical crises, including from the current military conflicts in Ukraine and Gaza, could create a number of risks, including: disruption of energy supplies (particularly natural gas and oil), shipping/transportation and logistics, vehicle production and/or supply chains; weakening economic growth and consumer confidence; increasing physical or cybersecurity threats; and/or worsening other risks described elsewhere in these Risk Factors, such as inflationary pressures, commodity prices, relative foreign exchange rates and risks of doing business in foreign markets. An expansion or worsening of existing geopolitical crises, or the occurrence of significant new geopolitical risks, could have a material adverse effect on our business and operations.

RISKS RELATED TO THE AUTOMOTIVE INDUSTRY

- **Economic Cyclicality:**   Ordinarily, the global automotive industry is cyclical, with potential for regional differences in the timing of expansion and contraction of economic cycles. In normal industry cycles, lower consumer confidence typically translates to lower vehicle sales and production volumes. Examples of factors which often reduce consumer confidence include: worsening economic, political, and other conditions; military conflict; increasing inflation (particularly fuel and energy prices); and rising interest rates. A significant decline in vehicle production volumes from levels assumed in our business plan could have a material adverse effect on our profitability and financial condition.

- **Regional Production Volume Declines:**   North America, Europe and China are key automotive producing regions for us, and our operating results are primarily dependent on car and light truck production by our customers in these regions. A significant or sustained decline in vehicle production volumes in any or all these geographic regions could have a material adverse effect on our operations, sales, and profitability.

- **Deteriorating Vehicle Affordability:**   Vehicle affordability to consumers is becoming more challenged due to a combination of factors, including: higher prices for electric vehicles; costs related to advanced electronic systems; increasing vehicle finance costs due to rising interest rates; inflationary cost increases impacting the entire bill of materials for a vehicle; and, in some cases, limited vehicle supply. A material, sustained decrease in consumer demand for vehicles due to deteriorating vehicle affordability could result in reductions to vehicle production from levels assumed in our business plan, which could have a material adverse effect on our profitability and financial condition.

- **Misalignment Between EV Production and Sales:**   The automotive industry is transitioning from vehicles powered by internal combustion engines ("ICE") to electric vehicles ("EVs"), resulting in significant, industry-wide capital investment in EV-related production capacity. At the same time, there remains some uncertainty as to consumer acceptance of EVs due to issues such as: vehicle affordability; availability of government subsidies; concerns regarding evolving battery technologies; anxiety regarding driving range; adequacy of charging infrastructure; the proliferation of new, EV-focused OEMs and/or new EV models with little or no operating and warranty history; and other factors. Although the number of EVs sold globally is growing, the rate of growth has moderated in some markets, with a misalignment between EV production/supply and consumer demand for certain models. If planned production volumes for EV programs do not materialize, we may not be able to recover our capital investments related to such programs, or to recover such investments within the timeframes contemplated.

- **Intense Competition:**   The automotive supply industry is highly competitive and becoming more so. Some of our competitors have higher or more rapidly growing market share than we do in certain product or geographic markets. Additionally, a number of established electronics, semiconductor chip and contract manufacturing companies have entered or expanded their presence in the automotive industry. At the same time, disruptive technology innovators have been introducing novel product and service solutions which traditional automotive suppliers may not be able to match. Failure to successfully compete with existing or new competitors, including failure to grow our electronics and/or EV content at or above the industry rates of growth for such products, could affect our ability to fully implement our corporate strategy.

STRATEGIC RISKS

- **Alignment With "Car of the Future":**   The success of our corporate strategy is correlated in part to our ability to evolve our product mix based on alignment with the global megatrends defining the "Car of the Future." Accordingly, we seek to grow our business and capabilities in areas which are positively impacted by megatrends related to vehicle electrification, autonomy, new mobility, and connectivity. Examples of such product areas include powertrain electrification, advanced driver assistance systems (ADAS) and battery enclosures. Some systems in our product portfolio are negatively impacted by the foregoing megatrends, including manual transmissions, mechanical all-wheel drive/four-wheel drive systems and fuel tank systems. The failure to grow our megatrend-aligned product areas at or above the industry rates of growth for such products could have a material adverse effect on our profitability and financial condition.

- **Evolving Business Risk Profile:**   The risk profile of our business continues to evolve with the increasing importance to us of product areas such as battery enclosures, electrified powertrains, ADAS and electronics, as well as new mobility business models. With this continuing evolution, we may face new or heightened risks, including: forecasting, planning and capital allocation risks due to uncertainties regarding the shift from ICE to EV production volumes, take-rates for ADAS systems and/or features offered to consumers as optional items; reduction in demand for certain products which are unique to ICE vehicles; challenges in quoting for profitable returns on products with leading-edge technologies and/or new service models for which we may not have significant quoting experience; rigorous testing and validation requirements from OEM customers for complex new products; increased warranty and recall risks on new products and leading-edge technologies; increased product liability risks; heightened risk of technological obsolescence of some of our products, processes and/or assets; and difficulties in attracting or retaining employees with critical skills in high-demand areas. Realization of one or more such risks could have a material adverse effect on our operations, profitability, or financial condition.

- **Technology and Innovation:**   While we continue to invest in technology and innovation which we believe will be critical to our long-term growth, the automotive industry is experiencing significant electrical, electronic, and software-driven change and disruption. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be significant factors in our ability to remain competitive. Additionally, our success is dependent on our ability to attract, develop and retain employees with the required technical and/or software skills. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage in bidding for new business and may not be able to recover some or all our engineering, research, and development costs, which could have a material adverse effect on our profitability and financial condition and ability to fully implement our corporate strategy.

- **Investments in Mobility and Technology Companies:** In addition to our development activities, we have invested in various mobility and technology companies, as well as funds that invest in such companies. Such investments are an important element of our long-term strategy, and we may make further investments in such companies. However, investing in such companies involves a high degree of risk, including the potential loss of some or all our investment value. There is currently no public market for the shares or units of some of these investments and, as a result, we may be unable to monetize such investments in the future. In some cases, we have shares or share purchase warrants with technology-driven suppliers or OEMs with which we have commercial supply relations; while the value of such equity may be affected by the commercial prospects of such programs, our ability to exit our investments may be impaired by the existence of our commercial supply relationship. Investments in companies or funds which are currently or subsequently become publicly traded are "marked-to-market" quarterly, which may result in us recording unrealized gains or losses in any given quarter. The realization of any of the foregoing investment-related risks could have an adverse effect on our profitability and financial condition.

CUSTOMER-RELATED RISKS

- **Customer Concentration:** Although we supply parts to all the leading OEMs, a significant majority of our sales are to six customers: General Motors, BMW, Stellantis, Daimler, Ford, and Volkswagen. In light of the amount of business we currently have with these six customers, our opportunities for incremental growth with them may be limited. Additionally, growth rates of OEMs differ by region and segment, with significant growth by some EV-focused OEMs in certain markets. Shifts in market share away from our top customers could have a material adverse effect on our profitability to the extent we are unable to offset such lost sales with sufficient sales growth with alternative OEMs.

- **Growth of EV-Focused OEMs:** A number of EV-focused OEMs, including Tesla, BYD, Changan, Fisker, Geely, Nio, Rivian, SAIC, and VinFast, have emerged in recent years. While BYD and Tesla have become established global OEMs, it remains too early to predict which of the other EV-focused OEMs will succeed globally. Some of the China-based, EV-focused OEMs, such as BYD and Geely, are entering the European market with vehicles exported from China, while VinFast has entered both the European and North American markets with vehicles exported from Vietnam. Vehicle electrification is an important component of our strategy, including through product areas such as electric drive systems and battery enclosures, as well as services such as complete vehicle engineering and contract vehicle manufacturing. While we are targeting growth with some of the newer EV-focused OEMs, we do not have relations with all, nor are such relationships as well established as those with our traditional customers. The failure to sufficiently grow our sales to those EV-focused OEMs which achieve significant commercial success could adversely impact our long-term strategy. At the same time, the failure of newer EV-focused OEMs to which we supply systems or vehicles to achieve their sales projections could adversely impact the success of our customer diversification and electrified product strategies, as well as create counterparty risks described below.

- **Risks of Conducting Business with Fisker and Other Newer EV-Focused OEMs:** Conducting business with newer EV-focused OEMs, such as Fisker, continues to alter the risk profile of our business and poses incremental risks and challenges compared to our traditional customers, including as a result of: their relatively short operating histories; limited financial, liquidity/capital or other resources; less mature product development and validation processes; uncertain market acceptance of their products/services; and untested business models. These factors may elevate our counterparty risks in dealing with such OEMs, particularly with respect to recovery of: pre-production (including tooling, engineering, and launch) and production receivables; inventory; fixed assets and capitalized pre-production expenditures; as well as other third party obligations related to such items. As at December 31, 2023, our balance sheet exposure related to these factors was approximately $600 million, the majority of which related to Fisker. Additionally in the case of Fisker, we hold share purchase warrants which are "marked-to-market" quarterly, resulting in us recording unrealized gains or losses in any given quarter. The inability of Fisker or other newer EV-focused OEMs to achieve commercial success, or the bankruptcy or insolvency of Fisker or any such other OEM with which we conduct business, could have a material adverse effect on our profitability and financial condition.

- **Dependence on Outsourcing:** We depend on outsourcing by OEMs, including the outsourcing of complete vehicle assembly to our contract vehicle manufacturing business. The extent of such outsourcing is dependent on a number of factors, including: the cost, quality, and timeliness of outsourced production relative to in-house production by an OEM; the degree of unutilized capacity at an OEM's facilities; and collective bargaining agreements and labour relations between OEMs and labour unions. Currently, OEMs in Europe and China have excess vehicle assembly capacity. Additionally, since EVs have fewer components than vehicles with internal combustion engines, some OEMs may insource production of certain components or systems to maintain employment levels committed to in collective bargaining agreements and/or in connection with government incentives. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs combined with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

- **Customer Cooperation and Consolidation:** Competing OEMs have cooperated and collaborated in different ways to save costs, including through: joint purchasing activities; platform sharing; powertrain sharing; joint R&D; and regional joint ventures. Additionally, the automotive industry has experienced OEM consolidation, with the last material example being the merger of Fiat Chrysler Automobiles and PSA Group in 2021. While OEM cooperation and consolidation may present opportunities, they also present a risk that we could lose future business or experience even greater pricing pressure on certain production programs, either of which could have an adverse effect on our profitability.

- **Market Shifts:** While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares away from vehicles on which we have significant content, as well as vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

- **Consumer Take Rate Shifts:** Shifts in consumer preferences may impact "take rates" for certain types of products we sell. Examples of such products include: all-wheel drive systems; power liftgates; active aerodynamics systems; ADAS; and complete vehicles with certain option packages or option choices. Where shifts in consumer preferences result in higher "take rates" for products that we do not sell or for products we sell at a lower margin, our profitability may be adversely affected.

- **Customer Purchase Orders:** Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer's annual requirements rather than a specific quantity of products and can be terminated by a customer at any time. We may have various pre-production, tooling, engineering, and other costs which cannot be recovered from our customers if a purchase order is terminated and/or if forecast production volumes fail to materialize. The failure to recover such costs could have an adverse effect on our profitability.

- **Potential OEM Production-Related Disruptions:** Any significant OEM production disruptions, including as a result of labour unrest at customer or sub-supplier facilities, would lead to disruptions to our production, which could have a material adverse effect on our sales, and profitability.

SUPPLY CHAIN RISKS

- **Semiconductor Chip Supply Disruptions and Price Increases:** A global shortage of semiconductor chips for use in automotive applications has had a material adverse effect on global automotive production volumes since 2020 and may continue having some impact in 2024. In response to semiconductor chip shortages, OEMs may continue to take actions such as: unplanned shutdowns of production lines and/or plants; reductions in their vehicle production plans; and changes to their product mix. Such OEM responses can result in a number of direct and indirect consequences for Tier 1 suppliers like Magna, including: lower sales; significant production inefficiencies resulting from our production lines being stopped/restarted unexpectedly when OEMs allocate scarce chips to specific production programs; higher inventory levels; premium freight costs to expedite shipments; other unrecoverable costs and charges, including from sub-suppliers which have been adversely affected by higher chip prices and/or production inefficiencies; and increased challenges in retaining employees through production disruptions. Although supplies of semiconductor chips are significantly better than in the last two years, it remains unclear when supply and demand for automotive semiconductor chips will fully rebalance. A worsening or prolongation of the semiconductor chip shortage could have a material adverse effect on our operations, sales, and profitability.

- **Supply Chain Disruptions:** In addition to the global shortage of semiconductor chips for automotive applications, OEMs and Tier 1 automotive suppliers may also experience supply disruptions or constraints on other critical manufacturing inputs, for a number of different reasons, including: government regulation or intervention; geopolitical and/or military conflict; interruption of shipping or other transportation routes; natural catastrophes; labour disruptions; and pandemics. Supply chain disruptions which prevent us from timely supplying products to our customers could result in a range of potential adverse consequences, including: unrecoverable price increases; elevated, unrecoverable costs such as those for premium freight or re-sourcing of supply; penalties or business interruption claims by our customers; loss of future business; and reputational damage. The impacts of prolonged supply chain disruptions or constraints could have a material adverse effect on our operations and profitability.

- **Regional Energy Supply and Pricing:** Regional energy supplies have from time to time been disrupted due to geopolitical and military conflict, supply/demand imbalances, government regulation, severe weather events, and challenges related to the transition to renewable energy generation. Unforeseen supply disruptions, demand spikes, prolonged energy disruptions and/or significant energy price increases could have a material adverse effect on our operations and profitability.

- **Supply Base Condition:** We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. The financial health of automotive suppliers is impacted by a number of factors, including economic conditions and production volumes. A significant worsening of economic conditions or reduction in production volumes could deteriorate the financial condition of our supply base, which could lead to, among other things: disruptions in the supply of critical components to us or our customers; and/or temporary shutdowns of one of our production lines or the production lines of one of our customers; all of which could have a material adverse effect on our profitability.

MANUFACTURING / OPERATIONAL RISKS

- **Product Launch:** The launch of production is a complex process, the success of which depends on a wide range of factors, including: the timing and frequency of design changes by our customers relative to start of production; product maturity and complexity; production readiness of our own, as well as our customers' and suppliers' manufacturing facilities; robustness of manufacturing and validation processes; launch volumes; quality and production readiness of tooling and equipment; sufficiency of skilled employees; and initial product quality. Failure by us to successfully launch a new product or complete vehicle could result in commercial or litigation claims against us which could have a material adverse effect on our profitability. Additionally, a significant product or program launch failure could adversely affect our reputation and/or ability to execute our strategy.

- **Operational Underperformance:** From time to time, we may have operating divisions which are not performing at expected levels of profitability. The size and complexity of automotive manufacturing operations often makes it difficult to achieve a quick turnaround of underperforming divisions. Significant underperformance in our operating divisions could have a material adverse effect on our profitability and operations.

- **Restructuring Costs:** We may sell some product lines and/or downsize, close, or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

- **Impairments:** We have recorded significant impairment charges related to equity interests in joint ventures, goodwill, and long-lived assets in the past and may do so again in the future. The occurrence of any of a number of potential scenarios could result in indicators of impairment, including: the early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract; the technological obsolescence of any of our products or production assets; production volumes that are lower than expected; and the insolvency of a customer. In conducting our impairment analysis, we make forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes. To the extent such forward-looking assumptions are not met, any resulting impairment loss could have a material adverse effect on our profitability.

- **Skilled Labour Attraction/Retention:** Our business is based on successfully attracting, developing, and retaining employees at all levels of the company from "shopfloor" to Executive Management. The markets for highly skilled workers, as well as talented professionals and leaders in our industry are extremely competitive, particularly in the major global automotive and technology centres in which many of our operations are located. The inability to meet our needs for skilled workers and talented professionals and leaders, whether through recruitment or internal training and development activities could impact our ability to profitably conduct business and/or effectively implement our strategy.

- **Leadership Expertise and Succession:** Effective succession planning programs and practices are a critical element of our overall talent management strategy. We experienced a significant number of planned retirements in the last few years and may experience similar waves in future years. As a result of such retirements, we have multiple senior leaders recently appointed to roles at a time of significant macroeconomic, geopolitical, industry and other disruptions discussed elsewhere in these Risk Factors. While we believe that our leadership development and succession program has been effective in facilitating leadership transitions to date, our ability to profitably conduct business and/or successfully implement our strategy could be impacted by the failure to: identify, train, develop and support high-performing leaders; ensure effective knowledge transfers from transitioning leaders to successors; and/or otherwise promote organizational robustness and resilience through leadership transitions in critical roles.

PRICING RISKS

- **Quote/Pricing Assumptions:** The time between award of new production business and start of production typically ranges between two and four years. Since product pricing is typically determined at the time of award, we are subject to significant pricing risk due to changes in input costs and quote assumptions from the time of award through the start of production. This risk is elevated in a rising inflation environment, particularly with respect to wages, energy, and commodities. The inability to quote effectively, or the occurrence of a material change in input cost or other quote assumptions between program award and production, could have a material adverse effect on our profitability.

- **Customer Pricing Pressure/Contractual Arrangements:** We face ongoing pricing pressure from OEMs, including through: quoting pre-requirements; long-term supply agreements with mutually agreed price reductions over the life of the agreement; non-contractual annual price concession demands; pressure to absorb costs related to product design, engineering and tooling, and/or amortize such costs through the piece price for the product; pressure to assume incremental warranty costs; and OEM refusal to fully offset inflationary price increases. OEMs possess significant leverage over their suppliers due to their purchasing power and the highly competitive nature of the automotive supply industry. As a result of the broad portfolio of parts we supply to our six largest OEM customers, such customers may be able to exert greater leverage over us as compared to our competitors. We attempt to offset price concessions and costs in a number of ways, including through commercial negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset price concessions, absorb design, engineering, and tooling costs, and/or fully recover such costs over the life of production, could have a material adverse effect on our profitability. Moreover, while we attempt to negotiate contractual terms with our suppliers that align with the contractual terms between us and our OEM customers, we may not always be successful in doing so. Any such gaps between our customer and supplier contract terms could, in certain circumstances, have an adverse effect on our profitability.

- **Commodity Price Volatility:** Prices for certain key raw materials and commodities used in our parts, including steel, aluminum, and resin, can be volatile. In some cases, our risk is mitigated because we purchase steel or aluminum under customer resale programs. Where such commodity purchases are not made under customer resale programs, we seek to offset commodity price increases by: passing such increases to our customers; engineering products with reduced commodity content; implementing hedging strategies; or otherwise. To the extent we are unable to offset commodity price increases, such additional commodity costs could have an adverse effect on our profitability.

- **Scrap Steel/Aluminum Price Volatility:** Some of our manufacturing facilities generate a significant amount of engineered scrap steel and/or aluminum in their manufacturing processes but recover some of the value through the sale of such scrap. Scrap steel and scrap aluminum prices can also be volatile and do not necessarily move in the same direction as steel or aluminum prices. Declines in scrap steel/aluminum prices from time to time could have an adverse effect on our profitability.

WARRANTY / RECALL RISKS

- **Repair/Replacement Costs:** We are responsible for repair and replacement costs of defective products we supply to our customers. Certain of our products, such as transmissions and battery enclosures, typically have a higher unit and labour service cost in the event of replacement. Other products, such as cameras, radars and side door latches, are supplied in multiples of two or four for a single vehicle, which could result in significant cost in the event all need to be replaced. OEMs and/or government regulators can initiate recalls of safety or regulated products, which could place us at risk for the costs of the administrative costs of the recall in addition to the repair/replacement costs of defective products, even in situations where we dispute the need for a recall or the responsibility for any alleged defect. The obligation to repair or replace defective products could have a material adverse effect on our operations and profitability. To the extent such obligation arises as a result of a product recall, we may face reputational damage, and the combination of administrative and repair/replacement costs could have a material adverse effect on our profitability.

- **Warranty Provisions:** In certain circumstances, we are at risk for warranty, product liability and recall costs. We are currently experiencing increased customer pressure to assume greater warranty responsibility. Certain customers seek to impose partial responsibility for warranty costs where the underlying root cause of a product or system failure cannot be determined, or where the root cause is disputed, as in the case of a warranty claim disclosed in the Contingencies note of our consolidated financial statements. Warranty provisions for our products are based on our best estimate of the amounts necessary to settle existing or probable claims related to product defects. Warranty claims which exceed warranty provisions could have a material adverse effect on our profitability. In addition, warranty provisions for our powertrain systems, electronics and complete vehicle programs are also established based on our or our customers' warranty experience with the applicable type of product and, in some cases, the terms in the applicable customer agreements. Actual warranty experience which results in costs that exceed our warranty provisions, could have a material adverse effect on our profitability.

- **Product Liability:** We cannot guarantee that the design, engineering, testing, validation, and manufacturing measures we employ to ensure high-quality products will be completely effective, particularly as electronic content and product complexity increases and/or as we enter newer product areas such as e-Drives or ADAS. If our products fail to perform as expected or as required by governmental regulations, and/or to the extent any such failure results in, or is alleged to result in, bodily injury and/or property damage or other losses, our customers or government regulators may initiate a product recall of such products and/or third party product liability claims may be brought against us. The defense of product liability claims, particularly class action claims in North America, may be costly and judgements against us could impair our reputation and have a material adverse effect on our profitability.

CLIMATE CHANGE RISKS

- **Transition Risks and Physical Risks:** Our Sustainability Report, which is appended to our current Annual Information Form / Annual Report on Form 40-F, contains a detailed discussion of transitional and physical climate change risks, along with our efforts to mitigate them. Readers are encouraged to review such climate risk disclosures.

- **Strategic and Other Risks:** A number of the risk factors discussed above contain detailed discussion of strategic and other risks related to the evolution of the automotive industry and our business within the context of the transition to electromobility, including: Alignment with Car of the Future; Technology and Innovation; Evolving Business Risk Profile; Growth of EV-Focused OEMs; and Risks of Conducting Business with Fisker and Other Newer EV-Focused OEMs. Readers are encouraged to review this entire Risk Factors section in its entirety.

IT SECURITY / CYBERSECURITY RISKS

- **IT/Cybersecurity Breach:** Although we have established and continue to enhance security controls intended to protect our IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyber-attacks. A significant breach of our IT systems could: result in theft of funds; cause disruptions in our manufacturing operations; lead to the loss, destruction, or inappropriate use of sensitive data, including employees' personal data; or result in theft of our, our customers' or our suppliers' intellectual property or confidential information. The occurrence of any of the foregoing could adversely affect our operations and/or reputation and could lead to claims against us that could have a material adverse effect on our profitability.

- **Product Cybersecurity:** The risk of vehicle cyber-attacks has risen with the proliferation of technology designed to connect vehicles to external networks. Although vehicle and systems-level cybersecurity controls and protections are typically managed and/or specified by our OEM customers, we cannot provide assurance that such controls and protections will be effective in preventing cyber intrusion through one of our products. Furthermore, an OEM customer may still seek to hold us financially responsible, even where the OEM specified the cybersecurity controls and protections. Any such cyber intrusion could cause reputational damage and lead to claims against us that have an adverse effect on our profitability.

ACQUISITION RISKS

- **Inherent Merger and Acquisition Risks:** Acquisitions are subject to a range of inherent risks, including the assumption of incremental regulatory/compliance, pricing, supply chain, commodities, labour relations, litigation, environmental, pensions, warranty, recall, IT, tax, or other risks. While due diligence on an acquisition target is intended to mitigate such risks, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of: limited access to information; time constraints for conducting due diligence; inability to access target company facilities and/or personnel; or other limitations in the due diligence process. Additionally, we may identify risks and liabilities that we are not able to sufficiently mitigate through appropriate contractual indemnities or other protections. The realization of any such risks could have a material adverse effect on our profitability.

- **Acquisition Integration and Synergies:** We may not be able to successfully integrate or achieve anticipated synergies from our acquisitions and/or such acquisitions may be dilutive in the short to medium term. Either of these outcomes could have a material adverse effect on our profitability.

OTHER BUSINESS RISKS

- **Joint Ventures:**   We conduct certain of our operations through joint ventures under contractual arrangements under which we share management responsibilities with our joint venture partners. Joint venture operations carry a range of risks, including those relating to: failure of our joint venture partner(s) to satisfy contractual obligations; potential conflicts between us and our joint venture partner(s); strategic objectives of joint venture partners that may differ from our own; potential delays in decision-making; a limited ability to implement some or all of our policies, practices and controls, or to control legal and regulatory compliance, within the joint venture(s); and other risks inherent to non-wholly-owned operations. The likelihood of such occurrences and their potential effect on us vary depending on the joint venture arrangement, however, the occurrence of any such risks could have an adverse effect on our operations, profitability, and reputation.

- **Intellectual Property:**   We own intellectual property that is important to our business and product portfolio. Our intellectual property is an important factor in protecting our innovation activities and maintaining our competitive advantage. From time to time, our intellectual property rights may be challenged, including through the assertion of intellectual property infringement claims which could result in us: being prevented from selling certain products; having to license the infringed product/technology; and/or incurring monetary damages. The foregoing consequences could have an adverse effect on our sales, profitability, and ability to fully implement our corporate strategy.

- **Risks of Doing Business in Foreign Markets:**   Conducting business in markets outside our traditional markets of North America and Europe carries a number of potential risks, including those relating to: political, civil and economic instability and uncertainty; military conflict; corruption risks; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; potential sanctions and export control risk; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; competition to attract and retain qualified employees; and other risks associated with conducting business internationally. Expansion of our business in China is an element of our long-term strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, profitability, and financial condition.

- **Relative Foreign Exchange Rates:**   Our profitability is affected by movements of our U.S. dollar reporting currency against the Canadian dollar, the euro, the Chinese renminbi, and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro, or Chinese renminbi, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

- **Currency Devaluation in Argentina:**   Our sales in Argentina are generally paid to us in Argentine pesos. We import certain materials needed to generate these sales, and are contractually obligated to pay in U.S. dollars or other foreign currencies for such materials. The Argentine peso has experienced significant devaluation recently, including a loss of over 50% of its value relative to the U.S. dollar in December 2023 alone. Foreign exchange controls imposed by the Government of Argentina have restricted our ability to easily exchange Argentine pesos for U.S. dollars and other foreign currencies, increasing our exposure to foreign denominated payables. As a result, our profitability may be adversely affected by the impact of further devaluation of the Argentine peso relative to foreign currencies.

- **Returns on Capital Investments:**   In recent years, we have invested significant amounts of money in our business through capital expenditures to support new facilities, expansion of existing facilities, purchases of production equipment and acquisitions. We expect continued elevated capital expenditures in 2024 to support program awards and our continued growth, including in megatrend areas. Returns achieved on such investments in the past are not necessarily indicative of the returns we may achieve on future investments and our inability to achieve returns on future investments which equal or exceed returns on past investments could have a material adverse effect on our level of profitability.

- **Financial Flexibility:**   The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of conditions or a prolonged recession could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

- **Credit Ratings Changes:**   There is no assurance that any credit rating currently assigned to us will remain in effect for any period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future. A downgrade in the credit ratings assigned to us by one or more agencies could increase our cost of borrowing or impact our ability to negotiate loans, which could have an adverse effect on our profitability, financial condition, and the trading price of our Common Shares.

- **Stock Price Fluctuation:**   Trading prices of our Common Shares cannot be predicted and may fluctuate significantly due to a variety of factors, many of which are outside our control.

LEGAL, REGULATORY AND OTHER RISKS

- **Legal and Regulatory Proceedings:**   From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual, and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses, be required to devote significant management time and resources to the matters and suffer reputational damage as a result of regulatory proceedings. On an ongoing basis, we attempt to assess the likelihood of any adverse judgements or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements and/or our MD&A, we do not believe that any of the proceedings or claims to which we are currently a party will have a material adverse effect on our profitability; however, we cannot provide any assurance to this effect.

- **Changes in Laws:**   A significant change in the current regulatory environment in our principal markets, including changes in tax laws, laws related to vehicle emissions, and other laws which impose additional costs on automotive manufacturers or consumers, could have an adverse effect on our profitability. More than 135 jurisdictions have agreed to implement a new global minimum tax regime ("Pillar Two") based on model rules published by the Organization for Economic Co-operation and Development. The proposed Pillar Two rules are intended to ensure that large multinational enterprises pay a minimum tax of 15% on the income arising in each jurisdiction in which they operate. Although the impact on Magna will depend on how each jurisdiction implements the model rules, as well as profitability and local tax liabilities of Magna's operations in those jurisdictions, we do not believe that the proposed Pillar Two rules will have a material adverse effect; however, we cannot provide any assurance to this effect.

- **Trade Agreements:**   Historical global growth of the automotive industry has been aided by the free movement of goods, services, people, and capital through bilateral and regional trade agreements, particularly in North America and Europe. Introduction of measures which impede free trade could have a material adverse effect on our operations and profitability.

- **Trade Disputes/Tariffs:**   International trade disputes could, among other things, reduce demand for and production of vehicles, disrupt global supply chains, distort commodity pricing, impair the ability of automotive suppliers and vehicle manufacturers to make efficient long-term investment decisions, create volatility in relative foreign exchange rates, and contribute to stock market volatility. The imposition of sanctions, tariffs and/or escalation of trade disputes which interfere with automotive supply chains could have an adverse effect on our operations and profitability.



Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel   (905) 726-2462
Fax (905) 726-7164

Consolidated Financial Statements

Magna International Inc.

December 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magna International Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to an account or disclosure that is material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Veoneer Active Safety Business ("Veoneer AS") Business Combination – Refer to Note 7[a] to the financial statements

Critical Audit Matter Description

The Company acquired 100% of the common shares and voting interests of the entities holding Veoneer AS and recognized the assets acquired and the liabilities assumed at fair value, including intangible assets. In determining the fair value of the intangible assets, specifically related to technology, management was required to make assumptions around the future cash flows used in their valuation methodology.

While there are several estimates and assumptions that are required to determine the fair value of technology, the estimates and assumptions with the highest degree of subjectivity are the forecasted revenues and the discount rate. This required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the assumptions used to determine the fair value of technology included the following, among others:

- Evaluated the effectiveness of controls over management's process for determining the fair value of technology, including management's controls over the forecasted revenues and the selection of the discount rate;
- Evaluated the reasonableness of forecasted revenues by comparing the assumptions used in the projections to external market sources, historical data and results from other areas of the audit;

- With the assistance of fair value specialists, evaluated the reasonableness of the discount rate by testing the source information underlying the determination of the discount rate and developing a range of independent estimates and comparing those to the discount rate selected by management.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 22, 2024

We have served as the Company's auditor since 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Magna International Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023 of the Company and our report dated February 22, 2024, expressed an unqualified opinion on those financial statements.

As described in Management's Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Veoneer Active Safety Business, which was acquired on June 1, 2023, and whose financial statements constitute 4% of total assets and 2% of sales of the consolidated financial statement amounts as of and for the year ended December 31, 2023. Accordingly, our audit did not include the internal control over financial reporting at Veoneer Active Safety Business.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 22, 2024

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME

[U.S. dollars in millions, except per share figures]

Years ended December 31,	Note	2023	2022
Sales		$ 42,797	$ 37,840
Costs and expenses			
Cost of goods sold		37,185	33,188
Selling, general and administrative		2,050	1,660
Depreciation		1,436	1,373
Amortization of acquired intangible assets		88	46
Interest expense, net	16	156	81
Equity income		(112)	(89)
Other expense, net	4	388	703
Income from operations before income taxes		1,606	878
Income taxes	12	320	237
Net income		1,286	641
Income attributable to non-controlling interests		(73)	(49)
Net income attributable to Magna International Inc.		$ 1,213	$ 592
Earnings per Common Share:	5		
Basic		$ 4.24	$ 2.04
Diluted		$ 4.23	$ 2.03
Weighted average number of Common Shares outstanding during the year [in millions]:	5		
Basic		286.2	290.4
Diluted		286.6	291.2

See accompanying notes

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[U.S. dollars in millions]

Years ended December 31,	Note	2023	2022
Net income		$ 1,286	$ 641
Other comprehensive income (loss), net of tax:	21		
Net unrealized gain (loss) on translation of net investment in foreign operations		166	(531)
Net unrealized gain on cash flow hedges		94	1
Reclassification of net gain on cash flow hedges to net income		(56)	(20)
Reclassification of net loss on pensions to net income		1	6
Reclassification of loss on translation of net investment in foreign operations to income		–	203
Pension and post-retirement benefits		(5)	82
Other comprehensive income (loss)		200	(259)
Comprehensive income		1,486	382
Comprehensive income attributable to non-controlling interests		(56)	(13)
Comprehensive income attributable to Magna International Inc.		$ 1,430	$ 369

See accompanying notes

MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS

[U.S. dollars in millions, except shares issued]

As at December 31,	Note	2023	2022
ASSETS			
Current assets			
Cash and cash equivalents	6	$ 1,198	$ 1,234
Accounts receivable		7,881	6,791
Inventories	8	4,606	4,180
Prepaid expenses and other		352	320
		14,037	12,525
Investments	9	1,273	1,429
Fixed assets, net	10	9,618	8,173
Operating lease right-of-use assets	17	1,744	1,595
Intangible assets, net	13	876	452
Goodwill	11	2,767	2,031
Other assets	14, 18	1,319	1,093
Deferred tax assets	12	621	491
		$ 32,255	$ 27,789
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short-term borrowing		$ 511	$ 8
Accounts payable		7,842	6,999
Other accrued liabilities	15	2,626	2,118
Accrued salaries and wages		912	850
Income taxes payable		125	93
Long-term debt due within one year	16	819	654
Current portion of operating lease liabilities	17	399	276
		13,234	10,998
Long-term debt	16	4,175	2,847
Operating lease liabilities	17	1,319	1,288
Long-term employee benefit liabilities	18	591	548
Other long-term liabilities	19	475	461
Deferred tax liabilities	12	184	312
		19,978	16,454
Shareholders' equity			
Common Shares [issued: 2023 — 286,552,908; 2022 — 285,931,816]	20	3,354	3,299
Contributed surplus		125	111
Retained earnings		9,303	8,639
Accumulated other comprehensive loss	21	(898)	(1,114)
		11,884	10,935
Non-controlling interests		393	400
		12,277	11,335
		$ 32,255	$ 27,789

Commitments and contingencies [notes 16, 17, 22 and 23]

See accompanying notes

On behalf of the Board:

/s/ **"Peter Bowie"**   /s/ **"Robert F. MacLellan"**
Director   Chairman of the Board

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

[U.S. dollars in millions]

Years ended December 31,	Note	2023	2022
OPERATING ACTIVITIES			
Net income		$ 1,286	$ 641
Items not involving current cash flows	6	1,642	1,776
		2,928	2,417
Changes in operating assets and liabilities	6	221	(322)
Cash provided from operating activities		3,149	2,095
INVESTMENT ACTIVITIES			
Acquisitions	7	(1,504)	(3)
Fixed asset additions		(2,500)	(1,681)
Increase in investments, other assets and intangible assets		(562)	(455)
Increase in public and private equity investments		(11)	(29)
Proceeds from dispositions		122	124
Net cash (outflow) inflow from disposal of facilities	4	(48)	6
Cash used for investing activities		(4,503)	(2,038)
FINANCING ACTIVITIES			
Issues of debt	16	2,083	54
Increase in short-term borrowings		487	11
Repayments of debt	16	(644)	(456)
Issue of Common Shares on exercise of stock options		20	8
Tax withholdings on vesting of equity awards		(11)	(15)
Repurchase of Common Shares	20	(13)	(780)
Contributions to subsidiaries by non-controlling interests		11	5
Dividends paid to non-controlling interests		(74)	(46)
Dividends		(522)	(514)
Cash provided from (used for) financing activities		1,337	(1,733)
Effect of exchange rate changes on cash and cash equivalents		(19)	(38)
Net decrease in cash, cash equivalents during the year		(36)	(1,714)
Cash and cash equivalents, beginning of year		1,234	2,948
Cash and cash equivalents, end of year	6	$ 1,198	$ 1,234

See accompanying notes

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[U.S. dollars in millions, except number of common shares]	Common Shares Number	Stated Value	Contributed Surplus	Retained Earnings	AOCL[i]	Non-controlling Interests	Total Equity
	[in millions]						
Balance, December 31, 2021	**297.9**	**$ 3,403**	**$ 102**	**$ 9,231**	**$ (900)**	**$ 389**	**$ 12,225**
Net income				592		49	641
Other comprehensive loss					(223)	(36)	(259)
Contribution by non-controlling interests						5	5
Purchase of non-controlling interests						(8)	(8)
Shares issued on exercise of stock options	0.2	9	(1)				8
Release of stock and stock units	0.5	21	(21)				–
Tax withholdings on vesting of equity awards	(0.2)	(2)		(13)			(15)
Repurchase and cancellation under normal course issuer bids *[note 20]*	(12.6)	(141)		(648)	9		(780)
Stock-based compensation expense			31				31
Business combinations						47	47
Dividends paid to non-controlling interests						(46)	(46)
Dividends paid [$1.80 per share]	0.1	9		(523)			(514)
Balance, December 31, 2022	**285.9**	**$ 3,299**	**$ 111**	**$ 8,639**	**$(1,114)**	**$ 400**	**$ 11,335**
Net income				1,213		73	1,286
Other comprehensive income					217	(17)	200
Contribution by non-controlling interests						11	11
Shares issued on exercise of stock options	0.5	25	(5)				20
Release of stock and stock units	0.4	26	(26)				–
Tax withholdings on vesting of equity awards	(0.2)	(2)		(9)			(11)
Repurchase and cancellation under normal course issuer bids *[note20]*	(0.2)	(2)		(10)	(1)		(13)
Stock-based compensation expense			45				45
Dividends paid to non-controlling interests						(74)	(74)
Dividends paid [$1.84 per share]	0.2	8		(530)			(522)
Balance, December 31, 2023	**286.6**	**$ 3,354**	**$ 125**	**$ 9,303**	**$ (898)**	**$ 393**	**$ 12,277**

[i] AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Magna International Inc. [collectively "Magna" or the "Company"] is a mobility technology company and a global supplier in the automotive space. The Company's systems approach to design, engineering and manufacturing touches nearly every aspect of the vehicle. Magna has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas. In addition, the Company is leveraging its capabilities and platform technologies in areas such as battery management, software stack and sensors to enter growing adjacent mobility markets such as micromobility.

The consolidated financial statements have been prepared in U.S. dollars following accounting principles generally accepted in the United States ["GAAP"].

For the year ended December 31, 2022, $46 million has been reclassified from Depreciation and amortization to Amortization of acquired intangible assets on the consolidated statements of income to conform with current period presentation.

Principles of consolidation

The Consolidated Financial Statements include the accounts of Magna and its subsidiaries in which Magna has a controlling financial interest and is the primary beneficiary. The Company presents non-controlling interests as a separate component within Shareholders' equity in the Consolidated Balance Sheets. All intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign currency translation

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net investment in these operations are included in comprehensive income and are deferred in accumulated other comprehensive loss. Foreign exchange gains or losses on debt that was designated as a hedge of the Company's net investment in these foreign operations are also recorded in accumulated other comprehensive loss.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are reflected in net income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company's future committed foreign currency based outflows and inflows. Most of the Company's foreign exchange contracts are subject to master netting arrangements that provide for the net settlement of contracts, by counterparty, in the event of default or termination. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded on a gross basis in prepaid expenses and other, other assets, other accrued liabilities or other long-term liabilities. To the extent that derivative instruments are designated and qualify as cash flow hedges, the changes in their fair values are recorded in other comprehensive income. Changes in the fair value of derivative instruments that do not qualify for hedge accounting are recognized immediately in net income based on the nature of the underlying transaction. Amounts accumulated in other comprehensive loss or income are reclassified to net income in the period in which the hedged item affects net income.

If the Company's foreign exchange forward contracts cease to be effective as hedges, for example if projected foreign cash inflows or outflows declined significantly, gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in net income at the time this condition was identified.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost determined substantially on a first-in, first-out basis, or net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Investments

The Company accounts for investments in companies over which it has the ability to exercise significant influence, but does not hold a controlling financial interest, under the equity method ["Equity method investments"]. The Company monitors its Equity method investments for indicators of other-than-temporary declines in value on an ongoing basis. If the Company determines that an other-than-temporary decline in value has occurred, it recognizes an impairment loss, which is measured as the difference between the book value and the fair value of the investment. Fair value is generally determined using an income approach based on discounted cash flows. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement" and primarily consist of expected investee revenue and costs, estimated production volumes and discount rates.

The Company also has investments in private and publicly traded companies over which it does not have the ability to exercise significant influence. The Company has elected to use the measurement alternative, defined as cost, less impairments, adjusted by observable price changes to measure the private equity investments. The Company values its investments in publicly traded equity securities using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded.

Private equity investments are subject to impairment reviews which considers both qualitative and quantitative factors that may have a significant impact on the investee's fair value. Upon determining that an impairment may exist, the security's fair value is calculated using the best information available, which may include cash flow projections or other available market data, and is compared to its carrying value. An impairment is recognized immediately if the carrying value exceeds the fair value.

Long-lived assets

Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2½% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 33% for special purpose equipment.

Finite-lived intangible assets, which have arisen principally through acquisitions, include customer relationship intangibles and patents and technology. Amortization of these finite-lived intangible assets is included within Amortization of acquired intangible assets. Amortization of other finite-lived intangible assets, including computer software and licenses, is included within Depreciation. Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives which range from 4 to 15 years.

The Company assesses fixed and finite-lived intangible assets for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of fixed and finite-lived intangible assets is generally determined using estimated discounted future cash flows.

Business combinations

The Company accounts for transactions in which it obtains control of a business in accordance with the acquisition method. The purchase price of an acquired business is allocated to its identifiable assets and liabilities based on estimated fair values at the date of the acquisition, and any excess is recorded as goodwill. During the measurement period, which may be up to one year following the acquisition date, the Company may record adjustments to assets acquired and liabilities assumed. Acquisition related costs incurred as a result of the business combination are expensed as incurred.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent write-downs for impairment. Goodwill is reviewed for impairment in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using its estimated discounted future cash flows.

Tooling and Pre-Production Engineering Costs Related to Long-Term Supply Agreements

The Company incurs pre-production engineering and tooling costs related to the products produced for its customers under long-term supply agreements. Customer reimbursements for tooling and pre-production engineering activities that are part of a long-term supply arrangement are accounted for as a reduction of cost. Pre-production costs related to long-term supply arrangements with a contractual guarantee for reimbursement and capitalized tooling are included in Other assets.

The Company expenses all pre-production engineering costs for which reimbursement is not contractually guaranteed by the customer. All tooling costs related to customer-owned tools for which reimbursement is not contractually guaranteed by the customer or for which the Company does not have a non-cancelable right to use the tooling are also expensed.

Warranty

The Company has assurance warranties and records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. However, for certain powertrain systems, electronics, and complete vehicle assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company's warranty experience. Product liability and recall provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer's administrative costs relating to the recall. Judgement is also required as to the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company.

When a decision to recall a product has been made or is probable, the Company's portion of the estimated cost of the recall is recorded as a charge to net income in that period. The Company monitors warranty activity on an ongoing basis and adjusts reserve balances when it is probable that future warranty costs will be different than those previously estimated.

Income taxes

The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company assesses whether valuation allowances should be established or maintained against its deferred tax assets based on consideration of all available evidence using a "more-likely-than-not" standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

No deferred tax liability is recorded for taxes on undistributed earnings and translation adjustments of foreign subsidiaries if these items are considered to be reinvested for the foreseeable future, until it becomes apparent that such earnings will be distributed in the foreseeable future and the Company will incur further tax on remittance.

Recognition of uncertain tax positions is dependent on whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. Leases with an initial term of 12 months or less are considered short-term and are not recorded on the balance sheet. The Company recognizes operating lease expense for these leases on a straight-line basis over the lease term.

Operating lease right-of-use ["ROU"] assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the rate implicit in the lease is not readily determinable for the Company's operating leases, an incremental borrowing rate is generally used to determine the present value of future lease payments. The incremental borrowing rate for each lease is based on the Company's estimated borrowing rate over a similar term to that of the lease payments, adjusted for various factors including collateralization, location and currency.

A majority of the Company's leases for manufacturing facilities are subject to variable lease-related payments, such as escalation clauses based on consumer price index rates or other similar indices. Variable payments that are based on an index or a rate are included in the recognition of the Company's ROU assets and lease liabilities using the index or rate at lease commencement. Subsequent changes to these lease payments due to rate or index updates are recorded as lease expense in the period incurred.

The Company's lease agreements generally exclude non-lease components, and do not contain any material residual value guarantees or material restrictive covenants.

Employee future benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long-term service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses that are greater than 10% of the greater of: [i] the accrued benefit obligation at the beginning of the year; and [ii] the fair value [or market related value] of plan assets at the beginning of the year, are recognized in income over the expected average remaining service life of employees. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

The funded status of the plans is measured as the difference between the fair value of the plan assets and the projected benefit obligation ["PBO"]. The aggregate of all overfunded plans is recorded in other assets, and the aggregate of all underfunded plans is recorded in long-term employee benefit liabilities. The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next twelve months, is reflected in other accrued liabilities.

Revenue recognition

The Company enters into contracts with its customers to provide production parts or assembled vehicles. Contracts do not commit the customer to a specified quantity of products; however, the Company is generally required to fulfill its customers' purchasing requirements for the production life of the vehicle. Contracts do not typically become a performance obligation until the Company receives a purchase order and a customer release for a specific number of parts or assembled vehicles at a specified price. While long-term supply agreements may range from five to seven years, contracts may be terminated by customers at any time. Historically, terminations have been minimal. Contracts may also provide for annual price reductions over the production life of the vehicle, and prices are adjusted on an ongoing basis to reflect changes in product content/cost and other commercial factors.

Revenue is recognized at the point in time when control of the parts produced or assembled vehicles are transferred to the customer according to the terms of the contract. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for those products based on purchase orders and ongoing price adjustments [some of which is accounted for as variable consideration]. The Company uses the expected value method, taking into account historical data and the status of current negotiations, to estimate the amount to which it expects to be entitled. Significant changes to the Company's estimates of variable consideration are not expected.

The Company's complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services, some of which may be implicitly contracted. For these arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost plus a margin approach and amounts related to revenue are recognized as discussed above.

The terms of the Company's complete vehicle assembly contracts with customers differ with respect to the ownership of components related to the assembly process. Under contracts where the Company acts as principal, purchased components in assembled vehicles are included in our inventory, accounts payable and cost of sales. These costs are reflected in the revenue recognized from the sale of the final assembled vehicle to the customer and are included in accounts receivable. Where a contract provides that the primary components are held on consignment by the Company, the revenue recognized principally reflects the assembly fee.

The Company also performs tooling and engineering activities for its customers that are not part of a long-term production arrangement. Tooling and engineering revenue is recognized at a point in time or over time depending, among other considerations, on whether the Company has an enforceable right to payment plus a reasonable profit, for performance completed to date. Over-time recognition utilizes costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying performance obligations. Revenue is recognized as control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. For the year ended December 31, 2023, total tooling and engineering sales were $785 million [2022 – $731 million].

The Company's customers pay for products received in accordance with payment terms that are customary in the industry, typically 30 to 90 days. The Company's contracts with its customers do not have significant financing components.

Taxes assessed by a governmental authority that are both imposed on, and concurrent with, a specific revenue-producing transaction that are collected by the Company from a customer are excluded from revenue.

Contract Assets and Liabilities

The Company's contract assets relate to the right to consideration for work completed but not yet billed and are included in Accounts Receivable. Amounts may not exceed their net realizable value. As at December 31, 2023, the Company's unbilled accounts receivable balance was $765 million [2022 – $571 million]. Contract assets do not include the costs of obtaining or fulfilling a contract with a customer, as these amounts are generally expensed as incurred.

Customer advances are recorded as deferred revenue [a contract liability]. As at December 31, 2023 the contract liability balance was $570 million [2022 – $347 million]. As performance obligations were satisfied during 2023, the Company recognized $87 million [2022 – $130 million] of previously recorded contract liabilities into revenue.

Government assistance

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants relating to current operating expenditures may be deferred and recognized in the consolidated statement of income over the period necessary to match them with the costs that they are intended to compensate and are presented as a reduction of the related expense. The Company also receives tax credits and tax super allowances, the benefits of which are recorded as a reduction of income tax expense. In addition, the Company receives loans which are recorded as liabilities in amounts equal to the cash received. When a government loan is issued to the Company at a below-market rate of interest, the loan is initially recorded at its net present value and accreted to its face value over the period of the loan. The benefit of the below-market rate of interest is accounted for similar to a government grant and is measured as the difference between the initial carrying value of the loan and the cash proceeds received.

Research and development

Costs incurred in connection with research and development activities, to the extent not recoverable from the Company's customers, are expensed as incurred. For the years ended December 31, 2023 and 2022, research and development costs charged to expense, net of reimbursements, were $862 million and $649 million, respectively.

Restructuring

Restructuring costs generally include employee termination benefits, as well as other costs resulting from restructuring actions. These actions may result in employees receiving voluntary or involuntary termination benefits, which are mainly pursuant to union or other contractual agreements or statutory requirements. Voluntary termination benefits are accrued when an employee accepts the related offer. Involuntary termination benefits are accrued upon the commitment to a termination plan and when liabilities are determined to be probable and estimable. Additional elements of severance and termination benefits associated with nonrecurring benefits may be recognized rateably over each employee's required future service period. All other restructuring costs are expensed as incurred.

Earnings per Common Share

Basic earnings per Common Share are calculated on net income attributable to Magna International Inc. using the weighted average number of Common Shares outstanding during the year.

Diluted earnings per Common Share are calculated on the weighted average number of Common Shares outstanding, including an adjustment for stock options outstanding using the treasury stock method.

3. ACCOUNTING STANDARDS

FUTURE ACCOUNTING STANDARDS

Segment Reporting

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures", which expands disclosure requirements, including enhanced disclosures of significant segment expenses. The amendments of this ASU are effective for the Company's December 31, 2024 annual reporting period, and interim periods beginning in the first quarter of fiscal 2025. The adoption of ASU No. 2023-07 is not expected to have a significant impact on the Company's consolidated financial statements.

Income Tax Disclosures

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures", which expands existing guidance to require companies to disclose, among other items, specific categories in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. The amendments are effective for the Company's December 31, 2025 annual reporting period and is not expected to have a significant impact on the Company's consolidated financial statements.

4. OTHER EXPENSE, NET

Other expense, net consists of significant items such as: impairment charges; restructuring costs generally related to significant plant closures or consolidations; net losses (gains) on investments; gains or losses on disposal of facilities or businesses; and other items not reflective of on-going operating profit or loss. Other expense, net consists of:

	2023	2022
Investments[a]	$ 201	$ 221
Restructuring[b]	148	22
Veoneer Active Safety Business transaction costs[c]	23	–
Impairments and loss on sale of operations in Russia[d]	16	376
Loss on sale of business[e]	–	58
Impairments[f]	–	26
Other expense, net	$ 388	$ 703

[a] Investments

	2023	2022
Revaluation of public company warrants	$ 110	$ 173
Non-cash impairment charges[i]	90	–
Revaluation of public and private equity investments	1	49
Net gain on sale of public equity investments	–	(1)
Other expense, net	201	221
Tax effect	(28)	(53)
Net loss attributable to Magna	$ 173	$ 168

[i]   The non-cash impairment charges relate to impairments of private equity investments and related long-term receivables within Other assets.

[b] Restructuring

For the year ended December 31, 2023, the Company recorded restructuring charges of $117 million [$97 million after tax] in its Power & Vision segment, and $31 million [$27 million after tax] in its Body Exteriors & Structures segment, respectively.

For the year ended December 31, 2022, the Company recorded restructuring charges of $22 million [$22 million after tax] for its Power & Vision segment.

[c] Veoneer Active Safety Business transaction costs

During 2023, the Company incurred $23 million [$22 million after tax] of transaction costs related to the acquisition of the Veoneer Active Safety Business ["Veoneer AS"]. Refer to Note 7, "Business Combinations", in these consolidated financial statements.

[d] Impairments and loss on sale of operations in Russia

During 2023, the Company completed the sale of all of its investments in Russia which resulted in a loss of $16 million [$16 million after tax] including a net cash outflow of $23 million.

During 2022, the Company recorded a $376 million [$361 million after tax] impairment charge related to its investment in Russia as a result of the expected lack of future cashflows and the uncertainties connected with the Russian economy. This included net asset impairments of $173 million and a $203 million reserve against the related foreign currency translation losses that were included in accumulated other comprehensive loss. The net asset impairments consisted of $163 million and $10 million in our Body Exteriors & Structures and Seating Systems segments, respectively.

[e] Loss on sale of business

During the fourth quarter of 2022, the Company entered into an agreement to sell a European Power & Vision operation. Under the terms of the arrangement, the Company was contractually obligated to provide the buyer with up to $42 million of funding, resulting in a loss of $58 million [$57 million after tax]. During the first quarter of 2023, the Company completed the sale of this operation which resulted in a net cash outflow of $25 million.

[f] Impairments

During 2022, the Company recorded impairment charges of $22 million [$21 million after tax] in its Body Exteriors & Structures segment and $4 million [$3 million after tax] in its Power & Vision segment, respectively.

5. EARNINGS PER SHARE

Earnings per share are computed as follows:

	2023	2022
Basic earnings per Common Share:		
Net income attributable to Magna International Inc.	$ 1,213	$ 592
Weighted average number of Common Shares outstanding during the year	286.2	290.4
Basic earnings per Common Share	$ 4.24	$ 2.04
Diluted earnings per Common Share [a]:		
Net income attributable to Magna International Inc.	$ 1,213	$ 592
Weighted average number of Common Shares outstanding during the year	286.2	290.4
Stock options and restricted stock	0.4	0.8
	286.6	291.2
Diluted earnings per Common Share	$ 4.23	$ 2.03

[a] Diluted earnings per Common Share exclude 2.8 million [2022 – 1.3 million] Common Shares issuable under the Company's Incentive Stock Option Plan because these options were not "in-the-money". The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

6. DETAILS OF CASH FROM OPERATING ACTIVITIES

[a] Cash and cash equivalents consist of:

	2023	2022
Bank term deposits and bankers' acceptances	$ 502	$ 720
Cash	696	514
	$ 1,198	$ 1,234

[b] Items not involving current cash flows:

	2023	2022
Depreciation	$ 1,436	$ 1,373
Amortization of acquired intangible assets	88	46
Amortization of other assets and intangible assets included in cost of goods sold	224	169
Deferred revenue amortization	(159)	(201)
Other non-cash charges	41	21
Deferred tax recovery	(261)	(202)
Equity income less than (in excess of) dividends received	37	(24)
Non-cash portion of Other expense, net [note 4]	236	594
	$ 1,642	$ 1,776

[c] Changes in operating assets and liabilities:

	2023	2022
Accounts receivable	$ (819)	$(798)
Inventories	(196)	(448)
Prepaid expenses and other	15	(43)
Accounts payable	609	812
Accrued salaries and wages	(23)	20
Other accrued liabilities	636	250
Income taxes receivable	(1)	(115)
	$ 221	$(322)

7. BUSINESS COMBINATIONS

[a] Veoneer AS

On June 1, 2023, the Company completed the acquisition of 100% of the common shares and voting interests of the entities holding the Veoneer Active Safety Business. Veoneer AS supplies active safety products globally including active safety integration systems, radar, camera systems, internal cabin sensing, thermal sensing, and light detection. The purchase price was $1,438 million [net of $111 million cash acquired].

The acquisition of Veoneer AS was accounted for as a business combination and is recorded in the Company's Power & Vision segment. The Company recorded a purchase price allocation for the assets acquired and liabilities assumed based on their estimated fair values as of June 1, 2023. The following table summarizes the preliminary purchase price allocation:

Non-cash working capital	$ 100
Fixed assets	245
Other assets	96
Intangible assets	459
Goodwill	670
Other liabilities	(98)
Deferred tax liabilities	(34)
Purchase price	1,438
Receivable from seller	37
Net cash outflow	$ 1,475

The estimated fair values of the assets acquired and liabilities assumed are based on the Company's preliminary estimates and assumptions. The preliminary purchase price allocation is subject to change within the measurement period and may be subsequently adjusted to reflect final valuation results and other adjustments, primarily related to measurement of fixed assets and measurement of intangible assets and goodwill.

Intangible assets consist primarily of amounts recognized for the fair value of customer relationship intangibles and technology. These finite-lived intangible assets are being amortized on a straight-line basis over a 7 year estimated useful life. Recognized goodwill is attributable to the assembled workforce, expected synergies and other intangible assets that do not qualify for separate recognition, and is not deductible for tax purposes.

[b] Magna Yuma

On September 11, 2022, Magna invested $25 million in Yulu Mobility, an electrified mobility provider in India. The investment in Yulu Mobility has been recorded in investments on the consolidated balance sheets.

Magna and Yulu Mobility also established a new battery swapping entity, Magna Yuma, to support electrification of mobility and required infrastructure. Under the terms of the arrangement, Yulu Mobility contributed certain assets and intellectual property for a 49% interest in Magna Yuma and Magna contributed cash of $52 million for a 51% controlling interest in Magna Yuma. The investment in Magna Yuma was accounted for as a business combination and resulted in the recognition of fixed assets of $2 million, goodwill of $20 million, intangible assets of $33 million, deferred tax liabilities of $8 million and non-controlling interests of $47 million.

8. INVENTORIES

Inventories consist of:

	2023	2022
Raw materials and supplies	$ 1,861	$ 1,640
Work-in-process	450	427
Finished goods	569	537
Tooling and engineering	1,726	1,576
	$ 4,606	$ 4,180

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

9. INVESTMENTS

	2023	2022
Equity method investments[a]	$ 987	$ 997
Public and private equity investments	230	290
Warrants[b]	34	142
Debt investments	22	–
	$ 1,273	$ 1,429

[a] The ownership percentages and carrying values of the Company's principal equity method investments at December 31 were as follows [in millions, except percentages]:

		2023	2022
LG Magna e-Powertrain Co., Ltd.[i]	49.0%	$ 405	$ 420
Litens Automotive Partnership[ii]	76.7%	$ 332	$ 337
Hubei HAPM Magna Seating Systems Co., Ltd.	49.9%	$ 129	$ 120
BAIC BluePark Magna Automobile Co., Ltd.	49.0%	$ 95	$ 91

[i] LG Magna e-Powertrain ["LGM"] is a variable interest entity ["VIE"] and depends on the Company and LG Electronics for any additional cash needs. The Company cannot make key operating decisions considered the most significant to the VIE, and is therefore not the primary beneficiary. The Company's known maximum exposure to loss approximated the carrying value of its investment balance as at December 31, 2023.

[ii] The Company accounts for its investments under the equity method of accounting as a result of significant participating rights that prevent control.

[b] In October 2020, the Company signed agreements with Fisker Inc. ["Fisker"] for the platform sharing, engineering and manufacturing of the Fisker Ocean SUV. In connection with the arrangement, Fisker issued approximately 19.5 million penny warrants to the Company to purchase common stock, which vested during 2021 and 2022 based on specified milestones for a total value of $320 million. The initial value attributable to the warrants was deferred within other accrued liabilities and other long-term liabilities and is being recognized in income as performance obligations are satisfied.

Cumulative unrealized gains and losses on equity securities held as at December 31, 2023 were $28 million and $323 million [$74 million and $205 million as at December 31, 2022], respectively.

A summary of the total financial results, as reported by the Company's equity method investees, in the aggregate, at December 31 was as follows:

Summarized Balance Sheets

	2023	2022
Current assets	$ 2,516	$ 2,266
Non-current assets	$ 1,884	$ 1,866
Current liabilities	$ 1,702	$ 1,555
Long-term liabilities	$ 876	$ 715

Summarized Income Statements

	2023	2022
Sales	$ 5,008	$ 4,447
Cost of goods sold & expenses	4,863	4,363
Net income	$ 145	$ 84

Sales to equity method investees were approximately $83 million and $51 million for the years ended December 31, 2023 and 2022, respectively.

10. FIXED ASSETS

Fixed assets consist of:

	2023	2022
Cost		
Land	$ 188	$ 181
Buildings	3,014	2,740
Machinery and equipment	19,226	17,258
	22,428	20,179
Accumulated depreciation		
Buildings	(1,394)	(1,310)
Machinery and equipment	(11,416)	(10,696)
	$ 9,618	$ 8,173

Included in the cost of fixed assets are construction in progress expenditures of $2.6 billion [2022 – $1.5 billion] that have not been depreciated.

11. GOODWILL

The following is a continuity of goodwill by segment:

	Body Exteriors & Structures	Power& Vision	Seating Systems	Complete Vehicles	Corporate	Total
Balance, December 31, 2021	471	1,269	270	112	–	2,122
Acquisitions [note 7]	–	–	–	–	20	20
Foreign exchange and other	(23)	(71)	(10)	(7)	–	(111)
Balance, December 31, 2022	448	1,198	260	105	20	2,031
Acquisitions [note 7]	–	670	–	–	–	670
Foreign exchange and other	4	60	(2)	4	–	66
Balance, December 31, 2023	$ 452	$ 1,928	$ 258	$ 109	$ 20	$ 2,767

12. INCOME TAXES

[a] The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2023	2022
Canadian statutory income tax rate	26.5%	26.5%
Tax on repatriation of foreign earnings	3.6	5.3
Net effect of losses not benefited	1.2	7.7
Non-taxable capital losses (gains)	1.2	(0.3)
Reserve for uncertain tax positions	0.6	0.4
Earnings of equity accounted investees	(1.4)	(1.6)
Foreign exchange re-measurement	(1.7)	(0.6)
Deductible inflationary adjustments	(1.7)	(3.3)
Valuation allowance on deferred tax assets	(3.0)	(2.2)
Foreign rate differentials	(3.2)	0.6
Research and development tax credits	(4.1)	(7.1)
Others	1.9	1.6
Effective income tax rate	19.9%	27.0%

[b] The details of income (loss) before income taxes by jurisdiction are as follows:

	2023	2022
Canadian	$ (184)	$ (57)
Foreign	1,790	935
	$ 1,606	$ 878

[c] The details of the income tax provision are as follows:

	2023	2022
Current		
Canadian	$ 24	$ 5
Foreign	557	452
	581	457
Deferred		
Canadian	(26)	(25)
Foreign	(235)	(195)
	(261)	(220)
	$ 320	$ 237

[d] Deferred income taxes have been provided on temporary differences, which consist of the following:

	2023	2022
Tax depreciation in excess of (less than) book depreciation	$ 33	$ (21)
Tax on undistributed foreign earnings	4	(34)
Re-measurement of deferred tax assets	(8)	(7)
Net tax losses (benefit) utilization	(25)	10
Unrealized loss on remeasurement of investments	(26)	(48)
Change in valuation allowance on deferred tax assets	(47)	(19)
Net (increase) decrease in non-deductible liabilities	(63)	17
Book amortization in excess of tax amortization	(112)	(89)
Others	(17)	(29)
	$ (261)	$ (220)

[e] Deferred tax assets and liabilities consist of the following temporary differences:

	2023	2022
Assets		
Tax benefit of loss carryforwards	$ 892	$ 760
Liabilities currently not deductible for tax	400	269
Operating lease liabilities	399	367
Other assets tax value in excess of book value	150	87
Tax credit carryforwards	90	87
Unrealized losses on remeasurement of investments	79	37
Unrealized loss on foreign exchange hedges and retirement liabilities	44	70
Others	29	29
	2,083	1,706
Valuation allowance against tax benefit of loss carryforwards	(597)	(579)
Other valuation allowance	(221)	(198)
	$ 1,265	$ 929
Liabilities		
Operating lease right-of-use assets	403	372
Tax depreciation in excess of book depreciation	232	186
Tax on undistributed foreign earnings	171	171
Unrealized gain on foreign exchange hedges and retirement liabilities	22	21
	828	750
Net deferred tax assets	$ 437	$ 179

The net deferred tax assets are presented on the consolidated balance sheet in the following categories:

	2023	2022
Long-term deferred tax assets	$ 621	$ 491
Long-term deferred tax liabilities	(184)	(312)
	$ 437	$ 179

[f] Deferred income taxes have not been provided on $5.3 billion of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings should not give rise to additional tax liabilities upon repatriation or are indefinitely reinvested. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

[g] Income taxes paid in cash [net of refunds] were $546 million for the year ended December 31, 2023 [2022 – $560 million].

[h] As at December 31, 2023, the Company had domestic and foreign operating loss carryforwards of $3.5 billion and tax credit carryforwards of

$90 million. Approximately $2.3 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2024 and 2043.

[i] As at December 31, 2023 and 2022, the Company's gross unrecognized tax benefits were $220 million and $142 million, respectively [excluding interest and penalties], of which $188 million and $135 million, respectively, if recognized, would affect the Company's effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect the Company's effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets. A summary of the changes in gross unrecognized tax benefits is as follows:

	2023	2022
Balance, beginning of year	$ 142	$ 142
Increase based on tax positions related to current year	28	52
Decrease based on tax positions of prior years	–	(17)
Settlements	1	(10)
Foreign currency translation	5	(4)
Statute expirations	(14)	(21)
Acquisitions [note 7]	58	–
	$ 220	$ 142

As at December 31, 2023, the Company recorded interest and penalties on unrecognized tax benefits of $35 million [2022 – $29 million], which reflects an increase of $6 million [2022 – $3 million] in expenses related to changes in its reserves for interest and penalties.

The Company operates in multiple jurisdictions and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. During the next twelve months, it is reasonably possible that, as a result of audit settlements, the conclusion of current examinations, or the expiration of the statute of limitations in several jurisdictions, the Company may decrease the amount of its gross unrecognized tax benefits [including interest and penalties] by approximately $31 million, which if recognized, would affect its effective tax rate.

The Company considers its significant tax jurisdictions to include Canada, the United States, Austria, Germany, Mexico and China. With few exceptions, the Company remains subject to income tax examination in Germany for years after 2011, China and Mexico for years after 2017, Canada and Austria for years after 2018, and U.S. federal jurisdiction for years after 2019.

13. INTANGIBLE ASSETS

Intangible assets consist of:

	Remaining weighted average useful life in years	2023	2022
Cost			
Customer relationship intangibles	7	$ 514	$ 388
Patents and Technology	7	613	249
Computer software and other licenses	6	621	529
		1,748	1,166
Accumulated depreciation			
Customer relationship intangibles		(236)	(194)
Patents and Technology		(163)	(118)
Computer software and other licenses		(473)	(402)
		$ 876	$ 452

The Company recorded $137 million and $106 million of amortization expense related to finite-lived intangible assets for the years ended December 31, 2023 and 2022, respectively. The Company currently estimates annual amortization expense to be $153 million for 2024, $143 million for 2025, $131 million for 2026, $120 million for 2027 and $104 million for 2028.

14. OTHER ASSETS

Other assets consist of:

	2023	2022
Preproduction costs related to long-term supply agreements	$ 835	$ 679
Long-term receivables	321	262
Unrealized gain on cash flow hedges *[note 22]*	4	26
Pension overfunded status *[note 18[a]]*	41	41
Other	118	85
	$ 1,319	$1,093

15. WARRANTY

The following is a continuity of the Company's warranty accruals:

	2023	2022
Balance, beginning of year	$ 257	$ 247
Expense, net	85	101
Settlements	(91)	(77)
Business combination *[note 7]*	12	–
Foreign exchange and other	7	(14)
	$ 270	$ 257

16. DEBT

Short-term borrowings

[a] Credit Facilities

On May 26, 2023, the Company extended the maturity date of its $800 million 364-day syndicated revolving credit facility from June 24, 2023 to June 24, 2024. The facility can be drawn in U.S. dollars or Canadian dollars. The Company had not borrowed any funds under this credit facility as at December 31, 2023 and 2022.

[b] Commercial Paper Program

The Company has a U.S. commercial paper program [the "U.S. Program"] and a euro-commercial paper program [the "euro-Program"]. Under the U.S. Program, the Company may issue U.S. commercial paper notes ["the U.S. notes"] up to a maximum aggregate amount of U.S. $2 billion. Under the euro-Program, the Company may issue euro-commercial paper notes [the "euro notes"] up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. The U.S. notes and the euro notes are guaranteed by the Company's existing global credit facility. As at December 31, 2023, $299 million of U.S. notes were outstanding, with a weighted average interest rate of 5.57% and $210 million of Euro notes were outstanding, with a weighted average interest rate of 4.02%. Maturities on amounts outstanding are less than three months. No amounts were outstanding as at December 31, 2022.

Long-term borrowings

[a] The Company's long-term debt, net of unamortized issuance costs, is substantially uncollateralized and consists of the following:

	2023	2022
Senior Notes *[note 16 [c]]*		
$750 million Senior Notes due 2024 at 3.625%	$ 750	749
$650 million Senior Notes due 2025 at 4.150%	648	647
$300 million Senior Notes due 2026 at 5.980%	298	–
€600 million Senior Notes due 2027 at 1.500%	662	640
$750 million Senior Notes due 2030 at 2.450%	745	744
Cdn$350 million Senior Notes due 2031 at 4.950%	263	–
€550 million Senior Notes due 2032 at 4.375%	604	–
$500 million Senior Notes due 2033 at 5.500%	495	–
€550 million Senior Notes due 2023 at 1.900%	–	588
Bank term debt at a weighted average interest rate of 5.99% [2022 – 3.98%], denominated primarily in USD and Chinese Renminbi *[note 16 [d]]*	510	114
Government loans at a weighted average interest rate of 0.12% [2022 – 0.12%], denominated primarily in Canadian dollar and euro	8	8
Other	11	11
	4,994	3,501
Less due within one year	819	654
	$ 4,175	$ 2,847

[b] Future principal repayments on long-term debt are estimated to be as follows:

2024	$ 819
2025	693
2026	408
2027	666
2028	301
Thereafter	2,125
	$ 5,012

[c] During the first quarter of 2023, the Company issued the following Senior Notes:

	Issuance Date	Maturity Date
Cdn$350 million Senior Notes at 4.950%	March 10, 2023	January 31, 2031
€550 million Senior Notes at 4.375%	March 17, 2023	March 17, 2032
$300 million Senior Notes at 5.980%	March 21, 2023	March 21, 2026
$500 million Senior Notes at 5.500%	March 21, 2023	March 21, 2033

All of the Senior Notes pay a fixed rate of interest semi-annually except for the €550 million and €600 million Senior Notes which pay a fixed rate of interest annually. The Senior Notes are unsecured obligations and do not include any financial covenants. The Company may redeem the Senior Notes in whole or in part at any time, at specified redemption prices determined in accordance with the terms of each of the respective indentures governing the Senior Notes.

[d] On March 6, 2023, the Company entered into a syndicated, unsecured, delayed draw term loan [the "Term Loan"] with a 3-year tranche of $800 million and 5-year tranche of $600 million. During the second quarter of 2023, the Company drew $100 million from the 3-year tranche and $300 million from the 5-year tranche of the Term Loan. The amounts are drawn in advances of 1, 3 or 6-month loans and may be rolled over until the end of the 3- and 5-year terms. The remaining balance of the facility was subsequently cancelled.

[e] On April 27, 2023, the Company amended its $2.7 billion syndicated revolving credit facility, including to: (i) extend the maturity date from June 24, 2027 to June 24, 2028, and (ii) cancel the $150 million Asian tranche and allocate the equivalent amount to the Canadian tranche. The Company had limited borrowing under this credit facility. The facility also includes a $150 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or Euros. As at December 31, 2023, there was no amount outstanding [2022 – $1 million].

[f] Interest expense, net includes:

	2023	2022
Interest expense		
Current	$ 80	$ 25
Long-term	162	101
	242	126
Interest income	(86)	(45)
Interest expense, net	$ 156	$ 81

[g] Interest paid in cash was $242 million for the year ended December 31, 2023 [2022 – $128 million].

17. LEASES

[a] The Company has entered into leases primarily for real estate, manufacturing equipment and vehicles with terms that range from 1 to 10 years, excluding land use rights which generally extend over 90 years. These leases often include options to extend the term of the lease, most often for a period of 5 years. When it is reasonably certain that the option will be exercised, the impact of the option is included in the lease term for purposes of determining total future lease payments.

Costs associated with the Company's operating lease expense were as follows:

	2023	2022
Operating lease expense	$ 353	$ 344
Short-term lease expense	18	25
Variable lease expense	27	26
Total lease expense	$ 398	$ 395

Supplemental information related to the Company's operating leases is as follows:

	2023	2022
Operating cash flows – cash paid	$ 366	$ 375
New right-of-use assets	$ 320	$ 167
Weighted-average remaining lease term	8 years	8 years
Weighted-average discount rate	5.4%	4.7%

[b] Operating lease liabilities consist of:

	2023	2022
Current operating liabilities	$ 399	$ 276
Non-current operating lease liabilities	1,319	1,288
Total lease liabilities	$1,718	$1,564

[c] Future annual payments for operating leases are as follows:

	2023[i]
2024	$ 326
2025	291
2026	244
2027	215
2028	186
Thereafter	779
	2,041
Less: amount representing interest	323
Total lease liabilities	$ 1,718

[i] Excludes $143 million of future payments for leases, primarily for manufacturing facilities, commencing during 2024.

[d] The Company's finance leases were not material for any of the periods presented.

18. LONG-TERM EMPLOYEE BENEFIT LIABILITIES

Long-term employee benefit liabilities consist of:

	2023	2022
Defined benefit pension plans and other [a]	$ 124	$ 146
Termination and long-term service arrangements [b]	428	369
Retirement medical benefits plans [c]	20	20
Other long-term employee benefits	19	13
Long-term employee benefit obligations	$ 591	$ 548

[a] Defined benefit pension plans

The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. All pension plans are funded to at least the minimum legal funding requirements, while European defined benefit pension plans are unfunded.

The significant weighted average actuarial assumptions adopted in measuring the Company's obligations and costs are as follows:

	2023	2022
Projected benefit obligation		
Discount rate	4.7%	4.8%
Rate of compensation increase	3.7%	3.6%
Net periodic benefit cost		
Discount rate	4.5%	2.8%
Rate of compensation increase	3.7%	2.9%
Expected return on plan assets	5.7%	4.6%

Information about the Company's defined benefit pension plans is as follows:

	2023	2022
Projected benefit obligation		
Beginning of year	$ 498	$ 689
Current service cost	6	9
Interest cost	22	14
Actuarial gains and changes in actuarial assumptions	5	(155)
Benefits paid	(24)	(31)
Acquisition [note 7]	4	–
Divestiture	(10)	–
Foreign exchange	10	(28)
End of year	511	498
Plan assets at fair value [i]		
Beginning of year	391	532
Return on plan assets	41	(107)
Employer contributions	7	11
Benefits paid	(19)	(27)
Foreign exchange	7	(18)
End of year	427	391
Ending funded status – Plan deficit	$ 84	$ 107
Amounts recorded in the consolidated balance sheet		
Non-current asset [note 14]	$ 41	$ 41
Current liability	1	2
Non-current liability	124	146
Net liability	$ 84	$ 107
Amounts recorded in accumulated other comprehensive income Unrecognized actuarial losses	$ (75)	$ (86)
Net periodic benefit cost		
Current service cost	$ 6	$ 9
Interest cost	22	14
Return on plan assets	(21)	(23)
Actuarial losses	3	3
Net periodic benefit cost	$ 10	$ 3

[i] The asset allocation of the Company's defined benefit pension plans at December 31, 2023 and the target allocation range for 2024 are as follows:

	2024	2023
Fixed income securities	60-86%	67%
Equity securities	19-45%	28%
Cash and cash equivalents	0-10%	5%
	100%	100%

Substantially all of the plan assets' fair value has been determined using significant observable inputs [level 2] from indirect market prices on regulated financial exchanges.

The expected rate of return on plan assets was determined by considering the Company's current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

[b] Termination and long-term service arrangements

Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

The weighted average significant actuarial assumptions adopted in measuring the Company's projected termination and long-term service benefit obligations and net periodic benefit cost are as follows:

	2023	2022
Discount rate	5.3%	4.8%
Rate of compensation increase	3.7%	3.5%

Information about the Company's termination and long-term service arrangements is as follows:

	2023	2022
Projected benefit obligation		
Beginning of year	$ 387	$ 467
Current service cost	16	13
Interest cost	20	11
Actuarial losses (gains) and changes in actuarial assumptions	21	(67)
Benefits paid	(24)	(18)
Foreign exchange	25	(19)
Ending funded status – Plan deficit	$ 445	$ 387
Amounts recorded in the consolidated balance sheet		
Current liability	$ 17	$ 18
Non-current liability	428	369
Net liability	$ 445	$ 387
Amounts recorded in accumulated other comprehensive income Unrecognized actuarial losses	$ (59)	$ (38)
Net periodic benefit cost		
Current service cost	$ 16	$ 13
Interest cost	20	11
Actuarial losses	7	7
Net periodic benefit cost	$ 43	$ 31

[c] Retirement medical benefits plans

The Company sponsors a number of retirement medical plans which were assumed on certain acquisitions in prior years. These plans are frozen to new employees and incur no current service costs. In addition, the Company sponsors a retirement medical benefits plan that was amended during 2009 such that substantially all employees retiring on or after August 1, 2009 no longer participate in the plan.

The weighted average discount rates used in measuring the Company's projected retirement medical benefit obligations and net periodic benefit cost are as follows:

	2023	2022
Retirement medical benefit obligations	4.8%	5.1%
Net periodic benefit cost	5.1%	3.1%
Health care cost inflation	6.7%	6.8%

Information about the Company's retirement medical benefits plans are as follows:

	2023	2022
Projected benefit obligation		
Beginning of year	$ 21	$ 27
Interest cost	1	1
Employer contributions	1	–
Actuarial gains and changes in actuarial assumptions	(3)	(6)
Benefits paid	(1)	(1)
Foreign exchange	2	–
Ending funded status – Plan deficit	$ 21	$ 21
Amounts recorded in the consolidated balance sheet		
Current liability	$ 1	$ 1
Non-current liability	20	20
Net liability	$ 21	$ 21
Amounts recorded in accumulated other comprehensive income Unrecognized actuarial gains	$ 19	$ 17
Net periodic benefit cost		
Interest cost	$ 1	$ 1
Actuarial gains	(1)	(1)
Net periodic benefit cost	$ –	$ –

[d] Future benefit payments

	Defined benefit pension plans	Termination and long service arrangements	Retirement medical benefits plans	Total
Expected employer contributions – 2024	$ 13	$ 17	$ 1	$ 31
Expected benefit payments:				
2024	$ 27	$ 17	$ 1	$ 45
2025	26	19	1	46
2026	27	22	1	50
2027	29	25	1	55
2028	30	31	2	63
Thereafter	166	314	6	486
	$ 305	$ 428	$ 12	$ 745

19. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2023	2022
Long-term portion of income taxes payable	$ 167	$ 136
Long-term portion of deferred revenue	223	207
Asset retirement obligation	37	35
Long-term portion of fair value of hedges [note 21]	8	31
Other	40	52
	$ 475	$ 461

20. CAPITAL STOCK

[a] At December 31, 2023, the Company's authorized, issued and outstanding capital stock are as follows:

Preference shares – issuable in series –

99,760,000 authorized preference shares, issuable in series, none of which are currently issued or outstanding.

Common Shares –

Common Shares without par value [unlimited amount authorized] have the following attributes:

[i] Each share is entitled to one vote per share at all meetings of shareholders.

[ii] Each share shall participate equally as to dividends.

[b] The Company had Normal Course Issuer Bid in place for the 12-month periods beginning November 2021 and 2022.

On February 12, 2024, the Toronto Stock Exchange ["TSX"] accepted the Company's Notice of Intention to make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company's stock-based compensation awards or programs and/or the Company's obligations to its deferred profit sharing plans, of up to 0.3 million Magna Common Shares [the "2024 Bid"], representing approximately 0.11% of the Company's public float of Common Shares. The Bid commenced on February 15, 2024 and will terminate no later than February 14, 2025.

The following is a summary of the Normal Course Issuer Bids [number of shares in the table below are expressed in whole numbers]:

	2023		2022	
	Shares purchased	Cash amount	Shares purchased	Cash amount
2021 Bid	–	$ –	12,554,879	$ 779
2022 Bid	239,296	13	6,608	1
	239,296	$ 13	12,561,487	$ 780

[c] The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at February 22, 2024 were exercised or converted:

Common Shares	286,866,376
Stock options[i]	5,572,829
	292,439,205

[i] Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

21. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss ["AOCL"]:

	2023	2022
Accumulated net unrealized loss on translation of net investment in foreign operations		
Balance, beginning of year	$ (1,018)	$ (735)
Net unrealized gain (loss)	183	(495)
Repurchase of shares under Normal Course Issuer Bids [note 20]	(1)	9
Recognition of cumulative translation adjustment loss in Russia [note 4]	–	203
Balance, end of year	(836)	(1,018)
Accumulated net unrealized gain on cash flow hedges [b]		
Balance, beginning of year	5	24
Net unrealized gain	94	1
Reclassification of net gain to net income [a]	(56)	(20)
Balance, end of year	43	5
Accumulated net unrealized loss on other long-term liabilities [b]		
Balance, beginning of year	(101)	(189)
Net unrealized (loss) gains	(5)	82
Reclassification of net loss to net income [a]	1	6
Balance, end of year	(105)	(101)
Total accumulated other comprehensive loss [c]	$ (898)	$ (1,114)

[a] The effects on net income of amounts reclassified from AOCL, with presentation location, were as follows:

	2023	2022
Cash flow hedges		
Sales	$ (32)	$ (15)
Cost of sales	107	41
Income tax	(19)	(6)
Net of tax	56	20
Other long-term liabilities		
Cost of sales	(1)	(8)
Income tax	–	2
Net of tax	(1)	(6)
Total net gain reclassified to net income	$ 55	$ 14

[b] The amount of income tax (loss) benefit that has been allocated to each component of other comprehensive loss is as follows:

	2023	2022
Accumulated net unrealized loss on translation of net investment in foreign operations	$ 6	$ 4
Accumulated net unrealized gain on cash flow hedges		
Balance, beginning of year	–	(8)
Net unrealized (loss) gain	(35)	2
Reclassification of net loss to net income	19	6
Balance, end of year	(16)	–
Accumulated net unrealized loss on other long-term liabilities		
Balance, beginning of year	6	25
Net unrealized gain (loss)	3	(17)
Reclassification of net gain to net income	–	(2)
Balance, end of year	9	6
Total income tax (loss) benefit	$ (1)	$ 10

[c] The amount of other comprehensive gain that is expected to be reclassified to net income during 2024 is $64 million.

22. FINANCIAL INSTRUMENTS

[a] Foreign exchange contracts

At December 31, 2023, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars		For U.S. dollars		For euros			
Buy (Sell)	U.S. dollar amount	Weighted average rate	Peso amount	Weighted average rate	U.S. dollar amount	Weighted average rate	Czech Koruna amount	Weighted average rate
2024	18	1.313	4,104	0.043	23	0.870	1,641	0.037
2024	(397)	0.779	–	–	(40)	1.141	–	–
2025	4	1.352	320	0.045	1	0.941	–	–
2025	(234)	0.780	–	–	(16)	1.076	–	–
2026	(72)	0.782	–	–	–	–	–	–
	(681)		4,424		(32)		1,641	

Based on forward foreign exchange rates as at December 31, 2023 for contracts with similar remaining terms to maturity, the pre-tax gains and losses relating to the Company's foreign exchange forward contracts recognized in other comprehensive income were $79 million and $15 million, respectively [note 21].

The Company does not enter into foreign exchange forward contracts for speculative purposes.

[b] Financial assets and liabilities

The Company's financial assets and liabilities consist of the following:

	2023	2022
Financial assets		
Cash and cash equivalents	$ 1,198	$ 1,234
Accounts receivable	7,881	6,791
Warrants and public and private equity investments	56	432
Long-term receivables included in other assets *[note 14]*	321	262
	$ 9,456	$ 8,719
Financial liabilities		
Short-term borrowing	$ 511	$ 8
Long-term debt (including portion due within one year)	4,994	3,501
Accounts payable	7,842	6,999
	$ 13,347	$ 10,508
Derivatives designated as effective hedges, measured at fair value		
Foreign currency contracts		
Prepaid expenses	$ 78	$ 65
Other assets	4	26
Other accrued liabilities	(13)	(43)
Other long-term liabilities	(8)	(31)
	$ 61	$ 17

[c] Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table summarizes the Company's derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross amounts presented in consolidated balance sheets	Gross amounts not offset in consolidated balance sheets	Net amounts
December 31, 2023			
Assets	$ 82	$ 7	$ 75
Liabilities	$ (20)	$ (7)	$ (13)
December 31, 2022			
Assets	$ 91	$ 42	$ 49
Liabilities	$ (74)	$ (42)	$ (32)

[d] Supplier financing program

The Company has supplier financing programs with third-party financial institutions that provides financing to suppliers who provide tooling related materials. This arrangement allows these suppliers to elect to be paid by a financial institution at a discount earlier than the maturity date of the receivable, which may extend from 6 to 18 months. The Company will pay the full amount owing to the financial institution on the maturity dates. Amounts outstanding under this program as at December 31, 2023 were $132 million [2022 – $135 million] and are presented within accounts payable.

[e] Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Publicly traded and private equity securities

The fair value of the Company's investments in publicly traded equity securities is determined using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded. [Level 1 input based on the GAAP fair value hierarchy.]

The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company. [Level 3 input based on the GAAP fair value hierarchy.]

Warrants

The Company estimates the value of its warrants based on the quoted prices in the active market for Fisker's common shares. [Level 2 inputs based on the GAAP fair value hierarchy.]

Term Loan

The Company's Term Loan consists of advances in the form of 1, 3 or 6-month loans, that may be rolled over until the end of the 3 and 5-year terms. Due to the short-term maturity of each 1, 3 or 6 month loan, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

At December 31, 2023, the net book value of the Company's Senior Notes was $4.5 billion and the estimated fair value was $4.4 billion. The fair value of our Senior Notes are classified as Level 1 when quoted prices in active markets are available and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.

[f] Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and foreign exchange and commodity forward contracts with positive fair values. Cash and cash equivalents, which consist of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the year ended December 31, 2023, sales to the Company's six largest customers represented 76% [2022 – 79%] of the Company's total sales; and substantially all of its sales are to customers with which the Company has ongoing contractual relationships. The Company continues to develop and conduct business with newer electric vehicle-focused customers, which poses incremental credit risk due to their relatively short operating histories; limited financial resources; less mature product development and validation processes; uncertain market acceptance of their products/services; and untested business models. These factors may elevate our risks in dealing with such customers, particularly with respect to recovery of: pre-production (including tooling, engineering, and launch) and production receivables; inventory; fixed assets and capitalized preproduction expenditures; as well as other third party obligations related to such items. As at December 31, 2023, the Company's balance sheet exposure related to newer electric vehicle-focused customers was approximately $600 million, the majority of which related to Fisker. In determining the allowance for expected credit losses, the Company considers changes in customer's credit ratings, liquidity, customer's historical payments and loss experience, current economic conditions, and the Company's expectations of future economic conditions.

[g] Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, and when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts *[note 22[a]]*.

[h] Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.

The Company is exposed to interest rate risk on its Term Loan as the interest rate is variable, however the Company is not exposed to interest rate risk on Senior Notes as the interest rates are fixed.

[i] Equity price risk

Public equity securities and warrants

The Company's public equity securities and warrants are subject to market price risk due to the risk of loss in value that would result from a decline in the market price of the common shares or underlying common shares.

23. CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a] In December 2023, the Company received a notification [the "Notification Letter"] from a customer informing the Company as to the customer's initial determination that one of the Company's operating groups bears responsibility for costs totaling $352 million related to two product recalls. The Notification Letter has triggered a 90-day negotiation period regarding financial allocation of the total costs for the two recalls. In the event such negotiations are not concluded successfully during this period, the customer has discretion under its Terms and Conditions to debit Magna up to 50% of the parts and labour costs actually incurred related to the recalls. The Company believes that the product in question met the customer's specifications, and accordingly, is vigorously contesting the customer's determination. Magna does not currently anticipate any material liabilities.

[b] The Company's policy is to comply with all applicable laws, including antitrust and competition laws. Based on a previously completed global review of legacy antitrust risks which led to a September 2020 settlement with the European Commission and a June 2022 settlement with Brazil's federal competition authority involving in both cases the supply of closure systems, Magna does not currently anticipate any material liabilities. However, the Company could be subject to restitution settlements, civil proceedings, reputational damage and other consequences, including as a result of the matters specifically referred to above.

24. SEGMENTED INFORMATION

[a] Magna is a mobility technology company and a global supplier in the automotive space. Magna has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, and market and operating factors, and are also the Company's reportable segments.

The Company's chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments.

During 2023, the Company revised its calculation of Adjusted EBIT to exclude the amortization of acquired intangible assets. The Company believes that excluding the amortization of acquired intangible assets from Adjusted EBIT helps management and investors in understanding its underlying performance and improves comparability between its segmented results of operations and its peers. Adjusted EBIT is calculated by taking Net income and adding back Amortization of acquired intangible assets, Income taxes, Interest expense, net and Other (income) expense, net. The Adjusted EBIT presented in the tables below, including for the prior period, have been updated to reflect the revised calculation.

The accounting policies of each segment are the same as those set out under "Significant Accounting Policies" *[note 2]*. All intersegment sales and transfers are accounted for at fair market value.

[b] The following tables show segment information for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated income before income taxes:

	2023				
	Total sales	External sales	Adjusted EBIT	Depreciation	Equity loss (income)
Body Exteriors & Structures	$ 17,511	$ 17,199	$ 1,304	$ 716	$ 4
Power & Vision	14,305	14,052	668	510	(107)
Seating Systems	6,047	6,027	218	89	(3)
Complete Vehicles	5,538	5,502	124	100	(8)
Corporate & Other[i]	(604)	17	(76)	21	2
Total Reportable Segments	$ 42,797	$ 42,797	$ 2,238	$ 1,436	$ (112)

	2022				
	Total sales	External sales	Adjusted EBIT	Depreciation	Equity loss (income)
Body Exteriors & Structures	$ 16,004	$ 15,763	$ 852	$ 697	$ 10
Power & Vision	11,861	11,636	502	473	(77)
Seating Systems	5,269	5,252	104	79	(15)
Complete Vehicles	5,221	5,180	235	107	(10)
Corporate & Other[i]	(515)	9	15	17	3
Total Reportable Segments	$ 37,840	$ 37,840	$ 1,708	$ 1,373	$ (89)

	2023				
	Net assets	Investments	Goodwill	Fixed assets, net	Fixed asset additions
Body Exteriors & Structures	$ 8,147	$ 2	$ 452	$ 5,569	$ 1,638
Power & Vision	7,880	696	1,929	2,991	664
Seating Systems	1,340	172	257	506	108
Complete Vehicles	574	100	109	453	65
Corporate & Other	1,066	303	20	100	25
Total Reportable Segments	$ 19,007	$ 1,273	$ 2,767	$ 9,619	$ 2,500

	2022				
	Net assets	Investments	Goodwill	Fixed assets, net	Fixed asset additions
Body Exteriors & Structures	$ 7,168	$ 6	$ 448	$ 4,557	$ 928
Power & Vision	6,104	728	1,198	2,569	544
Seating Systems	1,377	143	260	486	101
Complete Vehicles	632	95	105	471	94
Corporate & Other	802	457	20	90	14
Total Reportable Segments	$ 16,083	$ 1,429	$ 2,031	$ 8,173	$ 1,681

[i]   Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[c] The following table reconciles Net income from operations to Adjusted EBIT:

	2023	2022
Net Income	$ 1,286	$ 641
Add:		
Amortization of acquired intangible assets	88	46
Interest expense, net	156	81
Other expense, net	388	703
Income taxes	320	237
Adjusted EBIT	$ 2,238	$ 1,708

[d] The following table reconciles Total Assets to Net Assets:

	2023	2022
Total Assets	$ 32,255	$ 27,789
Deduct assets not included in segment net assets:		
Cash and cash equivalents	(1,198)	(1,234)
Deferred tax assets	(621)	(491)
Long-term receivables from joint venture partners	(49)	(14)
Deduct liabilities included in segment net assets:		
Accounts payable	(7,842)	(6,999)
Accrued salaries and wages	(912)	(850)
Other accrued liabilities	(2,626)	(2,118)
Segment Net Assets	$ 19,007	$ 16,083

[e] The following table aggregates external revenues by customer as follows:

	2023	2022
General Motors	$ 6,162	$ 5,903
Daimler AG	5,785	4,953
BMW	5,334	5,243
Ford Motor Company	5,317	4,904
Stellantis	5,246	5,013
Volkswagen	4,684	3,872
Other	10,269	7,952
	$ 42,797	$ 37,840

[f] The following table summarizes external revenues and long-lived assets by geographic region:

	External Sales		Fixed Assets, Net	
	2023	2022	2023	2022
North America				
United States	$ 10,855	$ 9,648	$ 2,297	$ 1,860
Mexico	4,958	4,393	1,509	1,260
Canada	4,909	4,870	1,211	921
	20,722	18,911	5,017	4,041
Europe				
Austria	6,926	6,617	787	737
Germany	4,403	3,800	831	832
Czech Republic	1,330	1,024	342	307
Poland	798	695	238	224
Italy	464	357	240	223
United Kingdom	442	343	162	163
Spain	390	351	81	75
France	337	381	77	61
Turkey	325	305	9	7
Sweden	322	–	150	–
Slovakia	273	206	329	299
Other Europe	207	216	214	203
	16,217	14,295	3,460	3,131
Asia Pacific				
China	4,843	3,901	958	852
India	242	228	100	82
Other Asia Pacific	231	38	12	6
	5,316	4,167	1,070	940
Rest of World	542	467	72	61
	$ 42,797	$ 37,840	$ 9,619	$ 8,173

Share Information

The Common Shares are listed and traded in Canada on the Toronto Stock Exchange ("TSX") under the stock symbol "MG" and in the United States on the New York Stock Exchange ("NYSE") under the stock symbol "MGA". As of February 29, 2024, there were 1,246 registered holders of Common Shares.

Distribution of Shares held by Registered Shareholders

	Common Shares
Canada	73.33%
United States	26.66%
Other	0.01%

Dividends

Dividends for 2023 on Magna's Common Shares were paid on each of March 10, June 2, September 1 and December 1 at a rate of U.S.$0.46 per Common Share. Magna's dividends have been designated as "eligible dividends" as defined in subsection 89(1) of the Income Tax Act (Canada) and, accordingly, are eligible for an enhanced tax credit. Additional details are found on Magna's website (www.magna.com), under "Company – Investors – Shareholder Information – Dividends".

Price Range of Shares

The following table sets forth, for the years indicated, the high and low sales prices and volumes of Common Shares traded in each case as reported by the TSX and NYSE, respectively.

Common Shares (TSX) (Cdn$)   Stock Symbol "MG"

Quarter	Year ended December 31, 2023			Year ended December 31, 2022		
	Volume	High	Low	Volume	High	Low
1st	54,266,218	91.74	68.18	69,594,102	112.62	70.16
2nd	60,136,687	75.77	65.24	58,690,539	84.32	69.10
3rd	43,704,930	87.00	70.50	44,338,194	83.77	64.49
4th	60,308,669	79.70	64.41	46,336,147	85.49	63.55

Common Shares (NYSE) (US$)   Stock Symbol "MGA"

Quarter	Year ended December 31, 2023			Year ended December 31, 2022		
	Volume	High	Low	Volume	High	Low
1st	75,904,937	68.92	49.46	108,840,454	90.15	54.60
2nd	65,817,016	57.26	48.18	74,310,856	67.31	53.55
3rd	72,854,115	65.27	52.16	60,898,183	65.58	47.04
4th	69,439,144	60.32	46.71	70,884,823	64.31	45.58

Corporate Directory

Directors

Robert F. MacLellan
(Chair)

Peter G. Bowie

Mary S. Chan

Hon. V. Peter Harder

Jan R. Hauser

Seetarama (Swamy) Kotagiri

Jay K. Kunkel

Mary Lou Maher

William A. Ruh

Dr. Indira V. Samarasekera

Matthew Tsien

Dr. Thomas Weber

Lisa S. Westlake

Executive Officers

Seetarama (Swamy) Kotagiri
Chief Executive Officer

Patrick W.D. McCann
Chief Financial Officer

John H. Farrell
President, Body Exteriors
& Structures and Seating

Tom Rucker
President, Power & Vision
and Complete Vehicles

Eric J. Wilds
Chief Sales & Marketing Officer

Bruce R. Cluney
Chief Legal Officer

Joanne N. Horibe
Chief Compliance Officer

Aaron D. McCarthy
Chief Human Resources Officer

Boris Shulkin
Chief Digital & Information Officer

Matteo Del Sorbo
Executive Vice-President,
Magna New Mobility

Uwe Geissinger
Executive Vice-President
and President of Magna Europe

Corporate Office

Magna International Inc.
337 Magna Drive,
Aurora, ON, Canada L4G 7K1
Telephone: 905 726 2462
magna.com

Transfer Agent and Registrar

TSX Trust Company
301 – 100 Adelaide St. West,
Toronto, ON, Canada M5H 4H1

Telephone: 1 800 387 0825
or 416 682 3860
Fax: 1 888 249 6189
or 1 514 985 8843
Email: shareholderinquiries@tmx.com

Exchange Listings

Common Shares
Toronto Stock Exchange MG
New York Stock Exchange MGA

As a "foreign private issuer" listed on the New York Stock Exchange (NYSE), Magna is required to disclose the significant ways in which its corporate governance practices differ from those to be followed by U.S. domestic issuers under the NYSE listing standards. Please see the corporate governance section of our website (www.magna.com) for our Statement of Significant Corporate Governance Differences (NYSE). Additionally, please refer to the Management Information Circular/ Proxy Statement for our 2024 Annual Meeting of Shareholders for a description of our corporate governance practices in comparison with the requirements and guidelines of the Canadian Securities Administrators.

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of the Board through the office of Magna's Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 905 726 7070.

Shareholders wishing to obtain a copy of Magna's Notice of Intention to Make a Normal Course Issuer Bid, referred to in Note 20 to the consolidated financial statements contained in this Annual Report, may do so by contacting Magna's Corporate Secretary.

The 2024 Annual Meeting of Shareholders
The 2024 Annual Meeting of Shareholders will be held on Thursday, May 9, 2024, commencing at 10:00 a.m. (Eastern Daylight Time). The meeting is being conducted as a virtual-only meeting accessible at www.virtualshareholdermeeting.com/MGA2024.

Annual Report
Additional copies of this 2023 Annual Report or copies of our quarterly reports may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly fled documents are available through the internet on the Canadian Securities Administrators' System for Electronic Data Analysis and Retrieval + (SEDAR+) which can be accessed at www.sedarplus.ca and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

MAGNA



Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Telephone: 905 726 2462

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